Exhibit 99.1

NOTICE OF 2010 ANNUAL AND SPECIAL MEETING
OF SHAREHOLDERS

AND

MANAGEMENT PROXY CIRCULAR

March 26, 2010

COMPTON PETROLEUM CORPORATION

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual and special meeting (the “Meeting”) of the shareholders of Compton Petroleum Corporation (the “Corporation”) will be held in the Historical Ballroom, Calgary Chamber of Commerce, Fourth Floor, 517 Centre Street South, Calgary, Alberta, Canada on Wednesday, May 12, 2010, at 3:30 p.m. (Calgary time), for the purposes of:

1.	receiving the financial statements for the year ended December 31, 2009, together with the auditors’ report thereon;

2.	electing a board of directors to serve until the next annual meeting of shareholders or until their successors are duly elected or appointed;

3.	appointing Grant Thornton LLP, Chartered Accountants, as auditors and authorizing the directors of the Corporation to fix the auditors’ remuneration;

4.	approving the unallocated options under the Corporation’s stock option plan; and

5.	transacting such other business as may properly be brought before the Meeting, or any adjournment or adjournments thereof.

Details of all matters proposed to be put before the Meeting are set forth in the accompanying Management Proxy Circular.

Holders of record of Common Shares of the Corporation at the close of business on March 31, 2010, will be entitled to vote at the Meeting.

By Order of the Board of Directors,
(Signed) Leland Corbett
Corporate Secretary
Calgary, Alberta, Canada
March 26, 2010

If you are unable to be present at the Meeting, PLEASE COMPLETE AND RETURN THE ACCOMPANYING FORM OF PROXY in the envelope provided for that purpose. Proxies must be received at the registered office of the transfer agent of the Company, Computershare Trust Company of Canada, c/o Service Delivery, 100 University Avenue, 9th Floor, Toronto, Ontario, Canada, M5J 2Y1, not later than 48 hours (excluding Saturdays, Sundays, and holidays) prior to the time of the Meeting, or any adjournment or adjournments thereof, in order for such proxy to be used at the Meeting or any adjournment or adjournments thereof.

COMPTON PETROLEUM CORPORATION

MANAGEMENT PROXY CIRCULAR

TABLE OF CONTENTS

BUSINESS OF THE MEETING	1
Financial Statements	1
Election of Directors	1
Appointment and Remuneration of Auditors	6
Renewal Approval of Unallocated Options under the Stock Option Plan	7
PROXY INFORMATION	8
Solicitation of Proxies	8
Appointment of Proxyholders and Revocation of Proxies	8
Voting of Common Shares - Advice to Beneficial Holders of Securities	8
Exercise of Discretion by Proxyholders	9
Voting Shares and Principal Holders Thereof	9
EXECUTIVE AND DIRECTOR COMPENSATION	10
Compensation Discussion and Analysis	10
Compensation of Executive Officers	10
Performance Graph	16
Option Based Awards During 2009	16
Summary Compensation Table	17
Termination and Change of Control Benefits	23
Compensation of Directors	23
Director Compensation Table	24
Incentive Plan Awards - Directors	25
Directors’ and Officers’ Insurance	27
Director Retirement Policy	27
OTHER INFORMATION	27
Indebtedness to the Corporation	27
Interest of Certain Persons or Companies in Matters to be Acted Upon	27
Interest of Informed Persons in Material Transactions	27
STATEMENT OF CORPORATE GOVERNANCE PRACTICES	28
Canadian Corporate Governance Requirements	28
U.S. Corporate Governance Requirements	28
ADDITIONAL INFORMATION	29
Availability of Information	29
Communicating with the Board	29
SCHEDULE A NI 58-101 CORPORATE GOVERNANCE DISCLOSURE	31
SCHEDULE B NYSE CORPORATE GOVERNANCE STANDARDS	43
SCHEDULE C BOARD OF DIRECTORS CHARTER	49

COMPTON PETROLEUM CORPORATION

MANAGEMENT PROXY CIRCULAR

BUSINESS OF THE MEETING

This Management Proxy Circular (the “Proxy Circular”) is furnished in connection with the solicitation of proxies by and on behalf of the management (the “Management”) of Compton Petroleum Corporation (“Compton” or the “Corporation”) for use at the annual and special meeting (the “Meeting”) of the shareholders of the Corporation (the “Shareholders”) for the purposes set out in the accompanying notice of the Meeting, or any adjournment or adjournments thereof. The Meeting is to be held in the Historical Ballroom, Calgary Chamber of Commerce, Fourth Floor, 517 Centre Street South, Calgary, Alberta, Canada on Wednesday May 12, 2010, at 3:30 p.m. (Calgary time).

Unless otherwise stated, the information contained in this Proxy Circular is as of March 26, 2010.

As set forth in the accompanying notice of the Meeting, the business to be conducted at the Meeting consists of annual and special business that the Corporation is required to conduct, including:

•	tabling the Corporation’s 2009 Annual Report and financial statements;

•	the election of directors (“Directors”) of the Corporation;

•	the appointment of auditors; and

•
one item of special business, being the consideration of the renewal approval of all unallocated stock options under the stock option plan of the Corporation (see “Business of the Meeting - Renewal Approval of Unallocated Options Under the Stock Option Plan”).

Financial Statements

The consolidated financial statements of Compton for the year ended December 31, 2009, and the report of the auditors thereon, will be placed before the Meeting.  The consolidated financial statements form part of the 2009 Annual Report of the Corporation.  Additional copies of the 2009 Annual Report may be obtained from Compton’s Corporate Secretary upon request and copies will also be available at the Meeting.

Election of Directors

Role of the Corporate Governance, Human Resources and Compensation Committee

The Corporate Governance, Human Resources and Compensation Committee (the “Governance Committee”), acting under its mandate as the nominating committee, is responsible for identifying and recommending candidates to the Board of Directors of the Corporation (the “Board”) for election and re-election by the Shareholders.  The Board has adopted independence standards that derive from applicable Canadian and United States securities laws and the New York Stock Exchange corporate governance rules.  Based upon such standards, all members of the Governance Committee are independent.

Nomination Process

The Governance Committee also establishes general criteria for the election and re-election of Directors.  In this regard, the Governance Committee considers the desired complement of Directors’ skills and characteristics based on broad categories, such as leadership, functional capabilities, market knowledge, and prior experience. The process is reviewed annually to reflect the current needs of the Board and strategic priorities of the Corporation.  The Board also conducts a self-assessment and Board effectiveness review by each Director, which assists in identifying candidates for the Board.

Majority Voting Policy

In 2007, the Board approved a Majority Voting Policy.  In an uncontested election, any nominee for Director who is an incumbent Director (an “Incumbent”) and who receives a greater number of votes “withheld” from his election than votes “for” such election (a “Majority Withheld Vote”), excluding abstentions, shall promptly tender his resignation to the Board, following certification of the Shareholder vote.  If a non-Incumbent nominee receives a Majority Withheld Vote, the individual will not become a Director and will not serve on the Board in any capacity.

The Governance Committee will make a recommendation to the Board as to whether to accept the resignation, or whether other action should be taken. The Board, taking into account the Governance Committee’s recommendation, will publicly disclose through a press release, its decision regarding the resignation and the rationale behind the decision, within 90 days from the date of the receipt of the resignation.

In determining whether to accept the resignation of an Incumbent, the Governance Committee and the Board may consider any factors they determine appropriate and relevant, but in any event, will accept the resignation absent a compelling reason to reject it.  Compelling reasons for not accepting a resignation might include, among other things and without limitation; (i) any stated reasons why Shareholders voted against the Incumbent; (ii) the Incumbent was the target of a “vote no” campaign on an illegitimate basis, such as racial discrimination or on the basis of misinformation; (iii) any alternatives for addressing the reason for the Majority Withheld Vote; (iv) loss of the Incumbent would cause the Board to have less than a majority of independent Directors; (v) loss of the Incumbent would cause the Corporation to fail to satisfy stock exchange listing or regulatory requirements; or (vi) loss of the Incumbent would result in a default or breach under any loan covenants or other contractual arrangements.

An Incumbent who tenders his or her resignation will not participate in the recommendation of the Governance Committee or the decision of the Board with respect to his resignation. If the resignation is not accepted by the Board, such Incumbent will continue to serve with full responsibilities and powers until the next annual meeting of the Shareholders. If the Board accepts an Incumbent’s resignation, or if a non-Incumbent nominee for Director is not elected, then the Board, in its sole discretion, may fill any resulting vacancy pursuant to the Corporation’s articles and by-laws.

If the Governance Committee does not have a quorum because multiple Directors have tendered their resignations, and is unable to make a recommendation regarding a resignation, then the remaining disinterested members of the full Board shall act on the resignations without a recommendation from the Governance Committee. If all Directors are unsuccessful Incumbents, the Incumbent Board will nominate a new slate of Directors and, within 180 days after the date of the Meeting, hold a special meeting of the Shareholders to elect a new Board.  In such circumstances, the Incumbent Board will continue to serve until new Directors are elected and qualified.

Contested elections, in which there are more nominees than Directors to be elected, will continue to use the plurality standard and nominees who receive the highest number of votes will be elected.

Nominees

The articles of the Corporation stipulate that the Board shall consist of a minimum of one and a maximum of eleven Directors.  The Board currently consists of eight Directors and the Governance Committee has proposed that the eight persons named below, all of whom are Directors as at the date of this Proxy Circular, should serve as nominees for election as Directors to continue in office until the next succeeding annual meeting of the Shareholders or until their successors are duly elected or appointed.

All of the proposed nominees (Messrs. Allan, Belich, Fitzpatrick, Granger, Hurtubise, Koop, Shimmerlik and Smith) were duly elected as Directors at the annual meeting of Shareholders held on May 11, 2009.  Mr. Peter Seldin, tendered his resignation as a Director of the Corporation's Board in October 2009. Mr. Seldin joined Compton's Board of Directors in February 2008 in order to participate in a review of strategic alternatives. When resigning in October 2009, Mr. Seldin stated that with the equity offering and the sale of overriding royalty interests in late 2009, he believed that Compton had taken important steps in the financial restructuring of the Corporation, and as such, was stepping down from the Board.

 The nominees for election as Directors of Compton are:

J. Stephens Allan	R. Bradley Hurtubise
Mel F. Belich	Irvine J. Koop
David Fitzpatrick	Warren M. Shimmerlik
Tim Granger	Jeffrey T. Smith

The persons proposed for nomination are, in the opinion of the Governance Committee and the Board, well qualified to act as Directors for the ensuing year. Each nominee has established his eligibility and willingness to serve as a Director if elected.

The persons named in the accompanying form of proxy as proxyholders are either officers (“Officers”) or Directors of Compton and intend to vote at the Meeting FOR the election of the nominees whose names are set forth above, unless specifically instructed on the form of proxy to withhold such vote.  The election of Directors will be decided by a majority of the votes cast at the meeting by Shareholders present, in person, or by proxy.  The Board and Management unanimously recommend that Shareholders vote in favour of each of the above named nominees.

Set forth below is biographical and other information with respect to each of the eight nominees for election as Director, including  principal occupation, business or employment for the past five years or more, and the common shares (“Common Shares”) of the Corporation and stock options to acquire Common Shares (“Options”) held as at March 26, 2010.  In addition, the table lists other companies with whom each nominee is currently serving as a Director.  Each of the nominees has served as a Director since the year he first became a Director and was elected to his present term of office by a vote of the Shareholders at a meeting of Shareholders held on May 11, 2009.

Mel F. Belich, Q.C. Calgary, AB, Canada
Mel Belich, 62, is the Chairman of Compton and former Chairman and President of each of Enbridge International Inc., and Enbridge Technology Inc., and a Director of numerous Enbridge affiliates, including those in Europe and Latin America.  Mr. Belich joined Enbridge Inc., a pipeline company, in 1994 after 20 years of service with a major Canadian law firm, where he held a series of senior management and counsel positions.  He was appointed Queen’s Counsel in 1996.
Mr. Belich is a member of the Institute of Corporate Directors, the Alberta and Canadian Bar Associations and a number of senior legal counsel associations.  Mr. Belich’s other activities include serving as a Director of the Calgary Airport Authority, an Honorary Director with the Van Horne Institute for Regulatory Affairs, Director and past President of Ducks Unlimited Canada, and past Chairman of the Canadian Association for the World Petroleum Council.

Compton Board Details:
•    Independent
•    Director since 1993
•    Areas of expertise:  corporate governance, corporate law, international business, and oil and gas transmission
•    Attendance at meetings in 2009:  9/9 (100%)
•    Chairman of the Board of Directors since 2001
•    Ex officio voting member of the Corporate Governance, Human Resources and Compensation Committee; the Reserves, Operations and Environmental, Health and Safety
     Committee; and the Audit, Finance and Risk Committee
•    Meets share ownership guidelines:
      Common shares owned: 2,504,616 ($2.4 million) (1)
      Options: 259,300

Tim S. Granger, P.Eng. Calgary, AB, Canada
Tim Granger, 52, is the President and Chief Executive Officer of Compton.  Mr. Granger has more than 27 years of experience in the petroleum industry, which includes extensive experience in exploitation and production operations.  Most recently, Mr. Granger held the office of Vice President and Chief Operating Officer at Paramount Energy Trust, a natural gas royalty energy trust, and prior to that was Managing Director of TAQA North, an oil and gas exploration company, following the acquisition of PrimeWest Energy Trust by TAQA in January of 2008.  Mr. Granger had served as the Chief Operating Officer of PrimeWest Energy Trust, an oil and gas royalty trust, since 1999.  Mr. Granger is a member of the Association of Petroleum Engineers, Geologists and Geophysicists of Alberta.

Compton Board Details:
•    Non-independent due to Mr. Granger’s position as President and Chief Executive Officer with the Corporation
•    Director since 2009
•    Area of expertise:  management and operation of exploration and production companies
•    Attendance at meetings in 2009:  9/9 (100%)
•    Ex officio non-voting member of the Corporate Governance, Human Resources and Compensation Committee; the Reserves,  Operations and Environmental, Health and
      Safety Committee; and the Audit, Finance and Risk Committee
•    Meets share ownership guidelines - in transition(2):
      Common shares owned: 375,915 ($353,360) (1)
      Options: 1,331,000

J. Stephens Allan, FCA, ICD.D., Calgary, AB, Canada
Steve Allan, 65, is a consultant to RSM Richter LLP, one of the largest independent accounting, business advisory, and consulting firms in Canada.  Mr. Allan has 39 years of experience as a Chartered Accountant, which includes extensive experience in complex corporate finance matters.  He was awarded an FCA in 1992.
Mr. Allan is the past Chairman of the Board of the Calgary Exhibition & Stampede.  He has served as a Director of the Calgary Foundation and University Technologies Inc.  He is currently a Director of the McMahon Stadium Society and the Calgary Stampede Foundation and was a member of the Committee to End Homelessness in Calgary.  Mr. Allan is Chairman of the Canadian Tourism commission and was formerly Chairman of the Independent Review Committee for the Citadel Group of Funds. He is a past President of the Institute of Chartered Accountants of Alberta and the Rotary Club of Calgary, as well as a past Director of the Alberta Insolvency Practitioner’s Association and the Institute of Management Consultants of Alberta.  Mr. Allan has also served as a Governor of the Canadian Institute of Chartered Accountants.  He is a member of the Institute of Corporate Directors.

Compton Board Details:
•    Independent
•    Director since 2007
•    Areas of expertise:  corporate governance and finance
•    Attendance at meetings in 2009:  8/9 (89%) +1/1 attended by proxy
•    Chairman of the Audit, Finance and Risk Committee
•    Member of the Corporate Governance, Human Resources and Compensation Committee
•    Meets share ownership guidelines - in transition(2):
     Common shares owned: 51,250 ($48,175) (1)
      Options: 189,300

David M. Fitzpatrick, P. Eng., C.Dir. Calgary, AB, Canada
David Fitzpatrick, 51, is an independent businessman and prior thereto served as President, CEO and Director of Shiningbank Energy Ltd. from 1996 to 2007 (acquired by PrimeWest Energy Trust), an oil and gas company.  Mr. Fitzpatrick has served as a Director of each of PrimeWest Energy Trust, Shiningbank Energy Income Fund, Platform Energy Ltd., Fairquest Energy Ltd., Enerchem International Inc. and Twin Butte Energy Ltd., each an oil and gas company or trust.  Mr. Fizpatrick is a member of the Association of Petroleum Engineers, Geologists and Geophysicists of Alberta and the Society of Petroleum Engineers.

Compton Board Details:
•    Independent
•    Director since 2009
•    Areas of expertise: engineering and production
•    Attendance at meetings in 2009:  6/8 (75%) - 2/2 attended by proxy
•    Member of the Reserves,  Operations and Environmental, Health and Safety Committee
•    Meets share ownership guidelines - in transition(2):
     Common shares owned: 100,000 ($94,000) (1)
      Options: 224,300

R. Bradley Hurtubise B. Comm., MBA, CFA Calgary, AB, Canada
R. Bradley Hurtubise, 51, is President, Chief Executive Officer and a Director of Eaglewood Energy Inc. an international oil and gas company.  Prior thereto he was Executive Managing Director, Investment Banking at Tristone Capital Inc. and Executive Managing Director and Head of the Calgary office of BMO Nesbitt Burns.  Mr. Hurtubise is currently on the Board of Directors of Ithaca Energy Inc., DirectCash Income Fund, the Alberta Children’s Hospital Foundation and also serves on the Advisory Board of Marsh Canada.

Compton Board Details:
•    Independent
•    Director since 2009
•    Areas of expertise: finance
•    Attendance at meetings in 2009:  5/7 (71%) - 2/2 attended by proxy
•    Member of the Audit, Finance and Risk Committee
•    Meets share ownership guidelines - in transition(2):
     Common shares owned: 51,400 ($48,316) (1)
      Options:  224,300

Irvine J. Koop, P.Eng. Calgary, AB, Canada
Irv Koop, 63, is an independent businessman and prior thereto was the Chairman and Chief Executive Officer of IKO Resources Inc., a petroleum consulting firm. Mr. Koop was the Executive Vice President and President and Chief Executive Officer, Pipelines and Midstream, of Westcoast Energy Inc., an energy products and services company (acquired by Duke Energy Company), and was the former President and CEO of Numac Energy, an oil and gas company (acquired by Anderson Exploration).
Mr. Koop is a member of the Association of Petroleum Engineers, Geologists, and Geophysicists of Alberta, and the Canadian Institute of Mining and Minerals.  Mr. Koop is also a Director and Vice-Chairman of NAL Oil and Gas Trust., a public oil and gas trust and past chair of the Canadian Association of Petroleum Producers (CAPP) and Canadian Energy Research Institute.

Compton Board Details:
•    Independent
•    Director since 1996
•    Areas of expertise:  engineering, and midstream and pipeline transmission
•    Attendance at meetings in 2009:  9/9 (100%)
•    Chairman of the Corporate Governance, Human Resources and Compensation Committee
•    Member of the Reserves,  Operations and Environmental, Health and Safety Committee
•    Meets share ownership guidelines:
     Common shares owned  587,000 ($551,780) (1)
     Options: 259,300

Warren M. Shimmerlik Bedford, NY, United States
Warren M. Shimmerlik, 61, is an independent businessman.  Prior thereto, Mr. Shimmerlik was a Member and Principal of COSCO Capital Management LLC, a private equity intermediary and from 1990 to 2004 President of Shimmerlik Corporate Communications, Inc., an investor relations firm.  He spent nearly two decades as a Wall Street Investment Analyst holding senior positions at Merrill Lynch & Company, L.F. Rothschild Unterberg Towbin and County NatWest Securities USA.

Compton Board Details:
•    Independent
•    Director since 2009
•    Area of expertise:  finance
•    Attendance at meetings in 2009:  8/8 (100%)
•    Member of the Audit, Finance and Risk Committee
•    Meets share ownership guidelines - in transition(2):
     Common shares owned: 53,600 ($50,384) (1)
     Options: 224,300

Jeffrey T. Smith, P.Geol. Calgary, AB, Canada
Jeff Smith, 62, is an independent businessman and prior thereto, Chief Operating Officer of Northstar Energy Company, an oil and gas company (acquired by Devon Energy).  He has served as a Director of Resolute Energy Ltd., Coredero Energy Ltd., and Chairman of Intreprid Energy Ltd., each an oil and gas company.
Mr. Smith is a member of the Association of Petroleum Engineers, Geologists, and Geophysicists of Alberta.  Mr. Smith’s other current Directorships include serving with Provident Energy Trust and Intrepid Energy Ltd. (a private company), each an oil and gas company or trust.

Compton Board Details:
•    Independent
•    Director since 1999
•    Areas of expertise: exploration, production, and reserves
•    Attendance at meetings in 2009:  8/9 (89%)
•    Chairman of the Reserves,  Operations and Environmental, Health and Safety Committee
•    Member of the Corporate Governance, Human Resources and Compensation Committee
•    Meets share ownership guidelines - in transition(2) :
     Common shares owned: 74,807 ($70,319) (1)
     Options: 259,300

(1)	Share ownership value based on TSX closing stock price of $0.94 on December 31, 2009.
(2)
Share ownership guidelines were revised and instituted in September 2009; Directors have a five-year compliance period so are currently in a transition period (see “Executive and Director Compensation - Incentive Plan Awards - Executive Share Ownership and Guidelines” and “Director Share Ownership and Guidelines”).

Appointment and Remuneration of Auditors

Grant Thornton LLP, Chartered Accountants, (“Grant Thornton”) will be nominated for re-appointment as the Corporation’s auditors to hold office until the next succeeding annual meeting of Shareholders, at such remuneration as may be fixed by the Board upon the recommendations of the Audit, Finance and Risk Committee.  Representatives of Grant Thornton will be present at the Meeting and will have an opportunity to make a statement if they wish to do so.  They will also be available to respond to Shareholders’ questions.  Grant Thornton have been the auditors of the Corporation since 1993.  The Audit, Finance and Risk Committee has recommended to the Board and to Shareholders, the nomination of Grant Thornton as the Corporation’s auditors.  The appointment of the auditors will be decided by a majority of the votes cast at the Meeting by Shareholders present in person or by proxy.  The Board and Management unanimously recommend that Shareholders vote in favour of the re-appointment of Grant Thornton as the Corporation’s auditors.

Annual Information Form and Audit Fees

The Corporation has included in its Annual Information Form in the section entitled “Audit, Finance and Risk Committee Information,” certain prescribed information in respect of Audit, Finance and Risk Committee matters and audit fees.

The aggregate amounts paid or accrued by the Corporation with respect to fees payable to Grant Thornton LLP for audit and audit-related engagements (including separate audits of subsidiary entities, financings, and regulatory reporting requirements), tax, and other services in the fiscal years ended December 31, 2009 and 2008 were as follows:

Type of Service	Fiscal 2009	Fiscal 2008
Financial statement and internal controls audit	$1,030,849	$860,974
Audit related	51,636	55,765
Tax	21,945	-
Other non-audit	137,000	1,220
Total	$1,241,430	$917,959

Financial statement audit fees in fiscal 2009 and 2008 include those charged in respect of the annual financial statement audit as well as those charged for the quarterly review of the financial statements. Fees charged in 2009 and 2008 for the audit of internal controls relate to requirements under the United States Sarbanes-Oxley Act of 2002 and similar Canadian regulatory compliance.

Audit related fees include services performed to translate the annual and quarterly financial statements into French as well as the reimbursement of the pro-rata share of annual fees charged to each audit firm by the Canadian Public Accountability Board and the United States Public Company Accountability and Oversight Board.

Tax services performed by Grant Thornton outside of normal audit procedures during 2009 related to debt restructuring and potential tax planning opportunities.  Other non-audit fees relate to services provided during the issue of the 2009 prospectus as well as the preparation of a scoping, planning and implementation document to support the Corporation’s transition to International Financial Reporting Standards (“IFRS”) on January 1, 2011.

The Audit, Finance and Risk Committee of the Corporation considered the fees and determined that they were reasonable and do not impact the independence of the Corporation’s auditors. Further, such Committee determined that in order to ensure the continued independence of the auditors, only limited non-audit related services would be provided to the Corporation by Grant Thornton and in such case, only with the prior approval of the Audit, Finance and Risk Committee. The Committee has pre-approved the retention of Grant Thornton to provide miscellaneous, minor, non-audit services in circumstances where it is not feasible or practical to convene a meeting of the Audit, Finance and Risk Committee, subject to an aggregate limit of $25,000 per quarter.

Renewal Approval of Unallocated Options under the Stock Option Plan

In 2007, Shareholders approved a Stock Option Plan (the “Stock Option Plan”), administered by the Governance Committee, pursuant to which Officers, Directors, employees, and consultants of the Corporation and its subsidiaries (collectively the “Participants”) may be granted Options to acquire Common Shares. Details of the Stock Option Plan are set out in this Proxy Circular under the heading “Executive and Director Compensation - Stock Option Plan.”

In accordance with the requirements of the Toronto Stock Exchange (the “TSX”), every three years after institution of a “rolling” stock option plan, all unallocated options, rights and other entitlements under such plan must be approved by both a majority of the issuer’s board of directors and a majority of the issuer’s shareholders. As Compton’s Stock Option Plan is a rolling plan that was approved at the Corporation’s annual and special meeting of Shareholders in 2007, the Shareholders are being asked to consider and, if thought appropriate, adopt a resolution (the “Stock Option Plan Resolution”) at the Meeting approving all unallocated options issuable pursuant to the Stock Option Plan. The unallocated options have been approved by the Board by resolution at a meeting of the Board held on March 26, 2010.

If a majority of Shareholders at the Meeting approves all unallocated options issuable pursuant to the Stock Option Plan, the Corporation will have the ability to continue granting options under the Stock Option Plan until 2013. Previously allocated options will continue unaffected by the approval or disapproval of the Stock Option Plan Resolution. If the Stock Option Plan Resolution is not approved by shareholders, allocated options will not be available for reallocation if cancelled prior to exercise and unallocated options will not be available for grant.

Recommendation of the Board

The Board has determined that the approval of unallocated options under the Stock Option Plan is in the best interests of the Corporation and its shareholders. Therefore, the Board unanimously recommends that Shareholders vote in favour of the Stock Option Plan Resolution approving all unallocated options issuable pursuant to the Stock Option Plan.

Stock Option Plan Resolution

“RESOLVED THAT all unallocated Options issuable under the Stock Option Plan, as amended from time to time, are hereby approved and authorized, which approval and authorization shall be effective until May 12,2013, and any Officer or Director of the Corporation is authorized, in the name and on behalf of the Corporation, to do all such things and execute all such documents as may be necessary or advisable to implement this resolution.”

PROXY INFORMATION

Solicitation of Proxies

This Proxy Circular, which is being mailed to Shareholders on or about April 16, 2010, is furnished in connection with the solicitation by and on behalf of Management of proxies to be used at the Meeting to be held on Wednesday, May 12, 2010 at the time and place and for the purposes set forth in the accompanying notice of the Meeting, or any adjournment or adjournments thereof.  The solicitation will be made primarily by mail but may also be made by telephone or other means of telecommunication by Officers, Directors, or employees of the Corporation.  The cost of the solicitation will be borne by the Corporation.

Appointment of Proxyholders and Revocation of Proxies

A Shareholder has the right to appoint as proxyholder any person, other than the Directors or Officers of the Corporation named in the accompanying form of proxy, to attend and vote at the Meeting in the Shareholder’s place, and may do so by inserting the name of such other person, who need not be a Shareholder, in the blank space provided in the form of proxy or by completing another proper form of proxy.

In order for proxies to be recognized at the Meeting or any adjournment or adjournments thereof, the completed forms of proxy must be received at the registered office of the Corporation’s transfer agent, Computershare Trust Company of Canada, c/o Service Delivery, 100 University Avenue, 9th Floor, Toronto, Ontario, Canada, M5J 2Y1, not later than 48 hours (excluding Saturdays, Sundays, and holidays) preceding the Meeting or any adjournment or adjournments thereof.

A proxy is revocable.  The giving of a proxy will not affect the right of a Shareholder to attend and vote in person at the Meeting.  A Shareholder, or his attorney authorized in writing, who executed a form of proxy may revoke it in any manner permitted by law, including by depositing an instrument of revocation in writing at the Corporation’s registered office, located at Suite 4300, 888 - 3rd Street S.W., Calgary, Alberta, Canada, T2P 5C5, Attention: Corporate Secretary, at any time up to and including the day prior to the Meeting or any adjournment or adjournments thereof, or with the chairman of the Meeting on the day of the Meeting, or any adjournment or adjournments thereof, but prior to the use of the proxy at the Meeting, or any adjournment or adjournments thereof.

Voting of Common Shares - Advice to Beneficial Holders of Securities

The information set forth in this section is of significant importance to those Shareholders who hold Common Shares through brokers and their nominees and not in their own name.  Shareholders who do not hold their Common Shares in their own name (referred to in this Proxy Circular as “Beneficial Shareholders”) should note that only proxies deposited by Shareholders whose names appear on the records of the Corporation as the registered holders of the Common Shares can be recognized and acted upon at the Meeting.  If Common Shares are listed in an account statement provided to a Shareholder by a broker, then in almost all cases, those shares will not be registered under the name of the Shareholder on the records of the Corporation.  Such shares will more likely be registered under the name of the Shareholder’s broker or an agent of that broker.  Shares held by brokers or their nominees can only be voted for, or withheld from voting, or voted against any resolution upon the instructions of the Beneficial Shareholder.  Without specific instructions, brokers and nominees are prohibited from voting shares for their clients.

Applicable regulatory policy requires intermediaries and brokers to seek voting instructions from Beneficial Shareholders in advance of Shareholders’ meetings.  Every intermediary and broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Shareholders in order to ensure that their Common Shares are voted at the Meeting.  Often, the form of proxy supplied to a Beneficial Shareholder by his/her broker is identical to the form of the proxy provided to registered Shareholders; however, its purpose is limited to instructing the registered Shareholder how to vote on behalf of the Beneficial Shareholder. A Beneficial Shareholder receiving a proxy from an intermediary cannot use that proxy to vote shares directly at the Meeting, rather the proxy must be returned to the intermediary well in advance of the Meeting in order to have the shares voted.

Exercise of Discretion by Proxyholders

The persons whose names are printed on the accompanying form of proxy as proxyholders, who are either Officers or Directors of the Corporation, will on a show of hands or any ballot that may be called for, vote for, withhold from voting, or vote against the shares in respect of which they are appointed in accordance with the direction of the Shareholder appointing them.  If no choice is specified by the Shareholder, then such shares will be voted FOR the election of the nominees for each of the Directors set forth under the heading “Business of the Meeting - Election of Directors,” FOR the appointment of Grant Thornton as the Corporation’s auditors set forth under the heading “Business of the Meeting - Appointment and Remuneration of Auditors,” and FOR the approval and ratification of the Stock Option Plan Resolution set forth under the heading “Renewal Approval of Unallocated Options Under the Stock Option Plan.”

The form of proxy accompanying this Proxy Circular confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the notice of the Meeting accompanying this Proxy Circular and with respect to other matters which may properly come before the Meeting.  As at the date hereof, Management knows of no such amendment, variation, or other matter to come before the Meeting.  If any such amendment, variation, or other matter that is not now known should properly come before the Meeting, then the persons named in the form of proxy will vote on such matters in accordance with their best judgment with respect to the shares represented by such proxy.

Voting Shares and Principal Holders Thereof

The by-laws of the Corporation provide that every question submitted to any meeting of Shareholders, with the exception of the election of Directors, shall be decided on a show of hands unless a ballot is duly demanded by a Shareholder or proxyholder either before or on the declaration of the result of any vote by a show of hands.  Upon a show of hands, every Shareholder present in person shall have one vote.  If a ballot is taken, then each Shareholder present in person or represented by proxy, is entitled to one vote for each Common Share registered in his name as at the close of business on March 31, 2010, being the record date (the “Record Date”) fixed by the Board for the determination of the registered Shareholders who are entitled to receive the notice of the Meeting accompanying this Proxy Circular.  If a Shareholder transfers the ownership of any of the Shareholder’s Common Shares after the Record Date, then the transferee will be entitled to vote at the Meeting if the transferee produces properly endorsed share certificates or otherwise establishes proof of ownership of the shares and demands, not later than 10 days before the Meeting, that the transferee’s name be included in the list of Shareholders entitled to vote.  This list of Shareholders will be available for inspection after the Record Date during usual business hours at the Calgary office of the Corporation’s transfer agent, Computershare Trust Company of Canada, Suite 600, 530-8th Avenue S.W., Calgary, Alberta, Canada, T2P 3S8, and at the Meeting.

Directors receiving the majority of votes cast (number of shares voted “for’’ a Director must exceed the number of votes “withheld” from that Director) will be elected as a Director.  If the number of nominees exceeds the number of Directors to be elected, the Directors shall be elected by a plurality of the shares present in person or by proxy at any such meeting and entitled to vote on the election of Directors.  Shares not present at the meeting and shares voting “withheld” have no effect on the election of Directors.  See “Election of Directors - Majority Voting Policy.”

As at March 26, 2010, there were 263,573,451 Common Shares outstanding.  Each Common Share carries the right to one vote on any matter properly coming before the Meeting.  The Common Shares are Compton’s only outstanding class of shares.  To the knowledge of the Directors and Officers, the only person as of March 26, 2010, who beneficially owns, or controls or directs, directly or indirectly, more than 10% of the issued and outstanding Common Shares is Centennial Energy Partners L.P., of 575 Lexington Avenue, 33rd Floor, New York, New York, USA, which itself and through Centennial Energy Partners V, L.P. and Quadrennial Partners L.P., owns 31,920,895 Common Shares, representing approximately 12% of the outstanding Common Shares.

EXECUTIVE AND DIRECTOR COMPENSATION

Compensation Discussion and Analysis

Compensation of Executive Officers

Composition of the Corporate Governance, Human Resources and Compensation Committee

The Board has delegated to the Corporate Governance, Human Resources and Compensation Committee (the “Governance Committee”) responsibility for the oversight, review, and approval of Compton’s compensation policies.  During 2009, the Governance Committee was composed of the following three independent Directors, Messrs. Koop (Chair), Allan, and Smith, as well as one ex officio voting independent Director, Mr. Belich, and one ex officio non-voting non-independent Director, Mr. Granger, each of whom have significant executive and managerial experience in industry and are well qualified to determine and implement the compensation policies of the Corporation.  The compensation of the senior executives of the Corporation, including the President and Chief Executive Officer, is determined by the members of the Governance Committee.

Objectives of Compensation Program

The primary objectives of the Corporation’s executive compensation program is to attract, motivate, develop, and retain outstanding individuals.  In determining the level of compensation paid to named executive officers (each a “NEO”)1, the Governance Committee annually considers several factors including: the NEO’s overall experience, responsibility and performance; the compensation levels of similar executive positions in the Canadian oil and gas industry in which the Corporation competes; and the necessity to retain key personnel and Compton’s overall performance and achievement of its corporate objectives.  More specifically, the Governance Committee considers for each NEO: the individual’s performance in comparison to defined individual goals and objectives and how this performance compares to other members of the Management team; specific corporate operating statistics and performance ratios; Compton’s financial objectives; the individual’s ability to perform to internal budget projections and expectations; and plans for future exploration, development and acquisition activities.

1 A named executive officer means each of the following individuals: a CEO, a CFO, each of the three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000 and each individual who would be an NEO but for the fact that the individual was not an executive officer nor acting in a similar capacity at the end of that financial year.

The Corporation’s compensation program is designed to reward for services provided and to serve as an incentive for NEOs to implement the Corporation’s short-term and long-term strategic goals that are intended to maximize Shareholder value.

Elements of Compensation Program

As discussed in further detail below, the term “total compensation” refers to all of the elements of compensation disclosed in the “Summary of Compensation Table”, specifically: base salary, share-based awards, option based awards, non-equity incentive awards, and other compensation, such as benefits and the Corporation’s Employee Stock Savings Plan.  The practice of granting options was changed for 2007 in favour of granting restricted share units (“RSUs”) in accordance with the RSU Plan (as defined herein) and RSUs were granted again in 2008 to the NEOs. No RSUs were granted in 2009.

The term “total direct compensation” represents the combined value of fixed compensation and performance-based variable compensation, but excludes other compensation such as benefits and the Employee Savings Plan. The elements of total direct compensation include base salary, annual incentives in the form of a cash bonus, and long-term incentives in the form of stock options. In 2009, the Corporation adopted a pay-for-performance philosophy for all employees, including the NEOs, whereby actual awards are directly linked to Compton’s results. Total direct compensation targets the fiftieth percentile of market comparables, advancing to the seventy-fifth percentile if corporate and individual performance warrants.

Base Salary

The primary element of the Corporation’s compensation program is base salary, which is a fixed portion of total direct compensation.  The Corporation’s view is that base salary is a necessary element to attract and retain qualified executive officers through income certainty. Base salaries for NEOs are reviewed annually and approved by the Governance Committee. The base salaries of executive officers, including that of the Chief Executive Officer (“CEO”), target a range between the fiftieth and seventy-fifth percentile indicated in the below mentioned market comparison surveys, which consider compensation for similar roles and levels of responsibility within comparable companies.  For executives joining the Corporation in 2009, upward variance from the median at time of hire acknowledged the scope of the executive’s role within Compton, considerations to attract and secure the individual, and considerations and/or material differences in an executive’s responsibilities compared with similar roles in the comparator group.

The Board has determined that executive officers’ base salaries for 2010 will remain unchanged from 2009.

Annual Incentive Plans

Annual incentive plans are an element of compensation designed to reflect achievement of both corporate and individual goals and objectives.  The Corporation’s annual incentive plan is a short-term incentive intended to reward each employee and NEO based on overall corporate company performance, as measured through financial and non-financial terms, as well as individual contribution to Compton’s results, measured against goals and objectives that are determined at the beginning of each year.

In setting goals and objectives for executive officers, weightings are given to individual performance measures and to corporate goals and objectives that are formed, in part, from benchmarking studies.  If certain performance levels are achieved, a bonus is payable.  The target short-term incentive award for the CEO is set at 40% of annual base salary, with an opportunity to earn a maximum bonus award of up to 80% for exceptional performance. As part of its deliberations regarding bonus awards for 2009, the Board weighted corporate performance at 80% and the individual performance of the CEO at 20%. The target short-term incentive award for a NEO (other than the CEO) is set at 30% of annual base salary, with an opportunity to earn a maximum bonus award of up to 60% for exceptional performance. As part of its deliberations, the Board weighted corporate performance at 70%, and the individual performance of the NEO (other than the CEO) at 30%.

Compton’s executives were evaluated against the following corporate performance criteria for 2009:

Corporate Performance Criteria (70% of assessment)	Weighting
Production	20%
Operational cost	15%
Administrative expenses	5%
Capital efficiency	20%
Relative shareholder return	20%
Board discretion	20%
Total corporate performance goals	100%

Targets, weightings and measures are intended to be guidelines, allowing for Board discretion. Based on the criteria set out above and the achievement of corporate and individual goals (both financial and non-financial), the Board determined that the awards of Annual Incentive Bonuses, as set out in “Compensation of Executive Officers - Summary Compensation Table” were appropriate, based on 2009 corporate and individual goals being materially met or exceeded as outlined in the table below. The Governance Committee also assessed bonus amounts relative to Compton’s peer group in ensuring that the amount is consistent with target total direct compensation.

2009 Goals & Objectives	Guidance	Results
Average daily production (boe/d)	20,500 - 21,500	20,922
Administrative expenses ($ millions)	$28 -$29	$28.6
Operating costs ($ millions)	$90 - $95	$86.2
Cash flow ($ millions)	$50	$45.4*
Capital expenditures ($ millions)	$40 - $45	$53.0**
	As at Dec. 31, 2008	As at Dec. 31, 2009
Reduce debt level: Total bank debt & term notes ($ millions)	$829.3	$568.9
Relative shareholder return Q3 level relative to peers	-921%	1%
*	Cash flow was lower than forecast due to low natural gas prices; as factors within Management’s control were met, such as production targets, the Board viewed that the performance measure was met.
**
 The Board authorized Management in December 2009 to buy-out certain equipment operating leases for $15 million, which was not included in the budget and has been removed from capital expenditures for the purpose of assessing performance.

Targets were met or exceeded on average daily production, administrative expenses, operating costs and reduction of corporate debt level. Compton measures its cash flow guidance on adjusted cash flow, which adjusts the cash flow amount (as stated on the ‘Consolidated Statements of Cash Flow’ contained in the annual financial statements for 2009) for realized foreign exchange losses and asset retirement expenditures. The Corporation met this target as well.

Capital expenditures, before acquisitions, dispositions and the buy-out of operating leases in December 2009, were $8.0 million higher than guidance due to extra activities including the drilling of an additional Niton well and the tie-in of behind pipe volumes. Taking into account these factors, net capital expenditures resulted in a net inflow of $18.5 million, primarily due to the overriding royalty sale.

In evaluating the NEOs, the Governance Committee came to the following conclusions:

Mr. Cassidy's performance exceeded the performance measures established for 2009. Mr. Cassidy was instrumental in stabilizing the Corporation's financial structure through the renewal of its banking facility and the raising of equity. Under Mr. Cassidy's direction, Compton improved the accuracy of financial reporting and forecasting. Mr. Cassidy's business unit also implemented a refined hedging policy, delegation of authority grid, and an IFRS implementation plan. The Board granted Mr. Cassidy a short-term incentive award totalling 45.5% of his annual base salary, surpassing the target of 30%.

In 2009, Mr. Junghans led the transition of the development and operations teams and contributed to the development of both the five-year plan and the 2010 capital development budget. Mr. Junghans exceeded targeted performance for 2009 and was granted a short-term incentive award equal to 35.4% of his annual base salary. The targeted percentage was 30%.

Ms. Ouellette's accomplishments in 2009 included an in-depth repositioning of the development and operations teams.  Ms. Ouellette initiated a five-year development plan, refined budget and stewardship processes, and improved the business rationale for investment decisions.  These accomplishments exceeded 2009 performance targets.  Ms. Ouellette was compensated accordingly, receiving a short-term incentive award of 36%. The target was 30% of her annual base salary.

Mr. Horn played an instrumental role in the overriding royalty sale in 2009. Mr. Horn also restructured the land business unit to strengthen processes, improve skill sets and reduce administrative costs. Mr. Horn's contributions exceeded the performance targets established for 2009.  The target for Mr. Horn's short-term incentive award was 30% of his base salary. Given that his performance exceeded targets, Mr. Horn was compensated with a short-term incentive award equalling 44% of his annual base salary.

Mr. Granger's 2009 performance was measured by his accomplishments in leading the organization through a challenging year. Mr. Granger demonstrated exemplary strategy execution skills and leadership, particularly as it was his first year as President and  Chief Executive Officer.  The Governance Committee believes that Mr. Granger's leadership played a very significant role in the stabilizing of the organization through 2009, while positioning the Corporation for future growth.  The Committee deemed Mr. Granger's compensation to be appropriate relative to the compensation of other senior officers and relative to the Chief Executive Officers of Compton's peer group. The Board approved a short-term incentive award commensurate with 60% of Mr. Granger's base salary, exceeding the target percentage of 40%.

Option Based Awards

Long-term incentive compensation is provided through the granting of stock options under the Corporation’s Stock Option Plan.  Awards of Options are intended to increase the pay-at-risk component for executives and to align their interests with the interests of the Shareholders.  The following guidelines have been endorsed by the Board, recognizing that the Governance Committee has flexibility and uses discretion to determine the size of each award, taking into account all relevant circumstances including the value of Compton’s Option awards in comparison with its peer group and other components of the compensation previously received by the officer. Each executive officer (with the exception of the CEO) may be granted 75% of base salary for meeting annual targets, with the opportunity to earn a maximum of 150% of base salary for exceptional corporate and individual performance. The target for the CEO is 100% of base salary, with an established maximum of 200%.

Executive officers who joined the Corporation in 2009 were also granted options at their time of hire.

Restricted Share Units

The Corporation’s RSU plan (the “RSU Plan”) was, in 2008, substituted for the Stock Option Plan in the compensation of executives.  RSU awards, like options, are intended to increase the pay-at-risk component for executives and to align their interests with the interests of the Shareholders.  The size of the RSU award to individual executives is determined by considering individual performance, level of responsibility, authority and overall importance to the Corporation and the degree to which each executive’s potential and contribution will be critical to the long-term success of Compton.  The Governance Committee has flexibility in the determination of the size of the award and takes into account all relevant circumstances, including the value of Compton’s RSU awards in comparison with its competitors and other components of the compensation previously received by the executive, including prior Option grants. There were no RSUs granted in 2009. All previously granted RSUs to executive who have left the Corporation were cancelled with the exception of Ernie Sapieha, who has 25,000 units outstanding as of the date of this document.

Compensation Consultant and Benchmarking

The Governance Committee retained the services of Towers Perrin Inc. (“Towers Perrin”), an independent consulting firm, to provide expertise and advice on change-of-control practices in 2009.  The fees paid to Towers Perrin for these services were $1,289.

The Governance Committee retained the services of another independent consulting firm, Hugessen Consulting Inc. (“Hugessen”), to provide expertise and advice on director, executive and staff compensation programs, incentive program plan design and compensation strategy. The fees paid to Hugessen for services to the Governance Committee were approximately $164,000 in 2009.

The performance of each independent consulting firm is reviewed, and engagement is approved annually by the Governance Committee.  No fees were paid to Towers Perrin or Hugessen for any other services in 2008.

Compensation that is market competitive is an important objective of the executive compensation program.  The NEO’s compensation is established by the Governance Committee with reference to comparable Canadian-based energy companies by benchmarking to compensation surveys conducted by independent expert consulting firms, including Mercer LLC (“Mercer”). In each instance, compensation data collected from a peer group serves as a guideline to the Governance Committee.

In 2009, the Governance Committee benchmarked executive base salaries, along with short-term and long-term incentive award ranges, to a peer group of the following 15 domestic intermediate producers:

Advantage Oil & Gas Ltd.	Iteration Energy Ltd.
Birchcliff Energy Ltd.	NAL Oil & Gas Trust
Celtic Exploration Ltd.	NuVista Energy Ltd.
Crew Energy Inc.	Paramount Energy Trust
Daylight Resources Trust	Peyto Energy Trust
Fairbourne Energy Ltd.	Progress Energy Resources
Galleon Energy INC	Trilogy Energy Trust
Highpine Oil & Gas Limited

This peer group was approved by the Governance Committee, which considered valuation measures such as market capitalization, enterprise value, natural-gas weighting, production and cash flow in selecting the members of the peer group.

To ensure sufficient data was available to accurately benchmark executive base salaries and total direct compensation, Compton also referenced the 2009 Mercer Total Compensations Survey for the Energy Sector as part of a broader peer group.

Compensation of the President and Chief Executive Officer

The components of total direct compensation of the CEO are the same as those which apply to other executives of Compton, namely base salary, short-term incentive award, long-term incentive award, RSUs and other compensation, such as benefits and the Corporation’s Employee Stock Savings Plan (as defined below).

The CEO’s compensation is established with reference to comparable companies and after giving consideration to his performance in relation to targets, goals and objectives established at the beginning of each year. In determining comparables, Compton considered the above referenced industry compensation surveys including the 2009 Mercer Total Compensation Survey for the Energy Sector.  On an annual basis, the Governance Committee reviews the CEO’s performance and makes recommendations to the Board regarding the CEO’s compensation.

In the determination of the CEO’s total direct compensation for 2009, the Board considered the achievement of corporate and individual objectives and goals, of both a financial and non-financial nature.  The CEO’s individual objectives mirrored those of the Corporation, with a focus on increasing Shareholder confidence through: the delivery of financial and operational budgets; the refinement of systems, processes and policies; the implementation of recapitalization initiatives; and the development of subsequent growth strategies.

Mr. Granger’s total compensation for 2009 was $1,476,867 (which included base salary, option based awards, annual incentive award, and certain other compensation as detailed in the Summary Compensation Table below). As at December 31, 2009, Mr. Granger held 329,500 common shares, having a value of $309,730 (see “Executive Share Ownership and Guidelines”).

Mr. Ernie Sapieha retired as President and CEO of the Corporation effective January 26, 2009. Total compensation for 2008 was recognized in Compton’s 2009 Management Proxy Circular and included salary, payment for vested RSUs, retention payments, and certain other compensation such as payments pursuant to the provisions of his employment agreement and a separation agreement with the Corporation. In 2009, Mr. Sapieha was paid $75,384 for his employment to January 26, 2009, which included base salary and other compensation.

Submitted on behalf of the Governance Committee:

Irvine J. Koop (Chair)	Jeffrey T. Smith
J. Stephens Allan	Mel F. Belich (ex officio, voting member)

           Performance Graph

The following performance graph and chart compares the cumulative total Shareholder return for $100 invested in Common Shares for the period commencing on December 31, 2004, and ending on December 31, 2009, with the cumulative total return from a similar investment in the Standard & Poor’s/ TSX Composite Total Return Index (“S&P/TSX Composite”) and the TSX Capped Energy Index (“TSX Capped Energy”) for such period.

Cumulative Value of $100 invested on December 31, 2004

200.00
180.00
160.00
140.00
120.00
100.00
80.00
60.00
40.00
20.00
0.00
2004
2005
2006
2007
2008
2009
Compton
S&P/TSX Composite
S&P/TSX Capped Energy

As at December 31,	2004	2005	2006	2007	2008	2009
Compton	$100.00	$157.60	$98.16	$84.24	$8.57	$8.66
S&P/TSX Composite	$100.00	$159.73	$162.07	$174.87	$108.10	$148.47
TSX Capped Energy	$100.00	$121.91	$139.60	$149.60	$97.20	$124.04

Total shareholder return was impacted in 2008 and 2009 by a number of factors, including: the termination of the corporate sales process in 2008; depressed commodity prices; high debt levels; reduced capital expenditure programs resulting in production declines; and the general state of the economy.

As noted above, the Governance Committee considers a number of factors and performance elements when determining compensation for the executive officers. Although total shareholder return is one performance measure that is reviewed, it is not the only consideration in executive compensation deliberations. As a result, a direct correlation between total shareholder return over a given period and executive compensation levels is not anticipated. It should be noted that executive compensation was reduced in 2009 to reflect some of these factors, with base salary held constant into 2010.

           Option Based Awards During 2009

There were several changes to the executive officer team in 2009.

Mr. Murray Stodalka, Vice President, Operations and Engineering, resigned from the Corporation on March 31, 2009 to pursue other opportunities. In May, Mr. Norman Knecht, Vice President, Finance and Chief Financial Officer ('CFO'), resigned from the Corporation and Mr. C.W. Leigh Cassidy, CA, CFA, was appointed to the position of Vice President, Finance and CFO upon Mr. Knecht's departure.

In May, Mr. Tim Millar, Vice President, General Counsel and Corporate Secretary, resigned from the Corporation to pursue other opportunities. Mr. David Horn joined Compton in a new position as Vice President, Business Development and Land. In June, Mr. Gary Follensbee, Vice President, Engineering and Exploitation, resigned from the Corporation and Ms. Shannon Ouellette joined Compton in a new position as Vice President, Operations and Development.

Options were granted to each of the new executive officers and the remaining executive officer in the amount of 3,781,000 in 2009. This included options granted upon employment as well as options granted as part of 2009 compensation based on year-end performance.

Summary Compensation Table

The following table sets forth the compensation for the Corporation’s NEOs for the financial year ended December 31, 2009:

Name and Principal Position	Year	Salary ($)	Share Based Awards ($)(1)	Non-Cash Option-Based Awards ($)(2)	Non-equity incentive plan compensation ($)		Pension Value ($)	All Other Compensation ($)(3)(4)(5)	Total Compensation ($)
					Annual Incentive Plans	Long-Term Incentive Plans
Tim Granger President and Chief Executive Officer	2009	374,359	-	801,026	240,000	-	-	61,479	1,476,867
Mr. C.W. Leigh Cassidy(6) Vice President Finance and Chief Financial Officer	2009	187,564	-	349,255	125,000	-	-	37,786	699,605
David B. Horn(7) Vice President Business Development and Land	2009	139,038	-	300,748	100,000	-	-	32,654	572,440
Marc R. Junghans Vice President Exploration	2009 2008	254,000 294,000	- 15,852	352,785 -	90,000 50,000	-	- -	130,199 365,375	826,984 725,227
Shannon Ouellette(8) Vice President Operations and Development	2009	141,186	-	351,499	90,000	-	-	131,160	713,845
Ernie G. Sapieha(9) President and Chief Executive Officer	2009 2008	43,333 520,000	- 33,960	- -	- 50,000	- -	- -	32,051 2,533,501	75,384 3,087,461
Norman G. Knecht(10) Vice President and Chief Financial Officer	2009 2008	122,500 294,000	- 15,852	- -	- 50,000	- -	- -	1,088,417 380,375	1,210,917 740,227
Tim G. Millar(11) Vice President, General Counsel and Corporate Secretary	2009 2008	122,500 294,000	- 15,852	- -	- 42,500	- -	- -	970,640 365,375	1,093,140 725,227
Murray J. Stodalka(12) Vice President Operations and Engineering	2009 2008	73,500 294,000	- 15,852	- -	- -	- -	- -	961,322 365,375	1,034,822 675,227
(1)
See “Executive and Director Compensation - Restricted Share Unit Plan” for a description of the RSU Plan (as defined herein).  No RSUs were granted as part of 2009 compensation. For 2008, RSU values were calculated using the methodology identified in Section 3870 of the CICA Handbook (accounting fair value), which the Board determined to be the methodology which most accurately reflects the valuation of the RSU grants.  The grant date fair value of the RSU grants (without using the methodology identified in Section 3870 of the CICA Handbook) would be $3,029,400 based on the five day weighted average TSX closing price of Compton’s shares prior to the date of grant, which is a theoretical value calculated at the date of grant.  Realized values are determined when the incentives are payable to the NEO.  The RSUs vest as to one-third of the RSUs granted on each of the first anniversary, second anniversary and the third anniversary less one day of the date of grant.  All outstanding RSUs for executive who are no longer with the Corporation were cancelled in 2009, with the exception of Mr. Sapieha’s which amount to 25,000 units as of the date of this document.

(2)	Includes options granted at time of hire and 2009 performance awards. Value of non-cash option based awards was determined using the modified Black-Scholes option-pricing model at time of grant.
(3)	In 2009, the NEOs received cash compensation as payment for the vested RSUs granted to the NEOs for 2008.
(4)
Each of the NEOs receive an annual perquisite account in respect of an automobile allowance to replace the use of a company leased vehicle, as well as other benefits such as paid parking, life insurance, employer contributions to the employee savings plan and severance, where applicable.

(5)
Included are contributions made by the Corporation on behalf of each NEO to the Employee Stock Savings Plan.  See “Executive and Director Compensation - Employee Stock Savings Plan” for a description of such plan.  Such contributions amounted to $28,077 for Mr. Granger and between $10,500 and $22,800 for each of the other NEOs depending on time of employment.

(6)	Mr. Cassidy joined the Corporation effective May 1, 2009, employed for eight months during 2009.
(7)	Mr. Horn joined the Corporation effective May 19, 2009, employed for approximately eight months during 2009.
(8)	Ms. Ouellette joined the Corporation effective June 8, 2009, employed for approximately seven months during 2009.
(9)
Mr. Sapieha retired from the Corporation effective January 26, 2009 and received a payment of $1,844,000 pursuant to the provisions of this employment agreement and separation agreement with Corporation.

(10)	Mr. Knecht resigned from the Corporation effective May 12, 2009, and was employed for approximately four months in 2009.
(11)	Mr. Millar resigned from the Corporation effective May 31, 2009, and was employed for five months in 2009.
(12)	Mr. Stodalka resigned from the Corporation effective March 31, 2009, and was employed for three months in 2009.

Incentive Plan Awards

Outstanding Share-Based Awards and Option-Based Awards Table

The following table shows all awards outstanding to each NEO for 2009 as at December 31, 2009. Several NEOs resigned from the Corporation in 2009 ( Messrs. Sapieha, Knecht, Stodalka and Millar)  and as such did not receive share-based or option-based awards during 2009. Any previous granted awards vested or terminated at year-end with the exception of Mr. Sapieha, who has 460,000 options and 25,000 RSUs outstanding as of the date of this document.

	Option-Based Awards					Share-Based Awards
Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised in-the-Money Options ($)	Number of Options that have not Vested (#)	Number of Shares or Units of Shares that have not Vested (#)	Market or payout value of Share-Based Awards that have not Vested ($)
Tim Granger	600,000	0.97	Jan 6, 2014	-	600,000	-	-
	731,000	0.98	Feb 1, 2015	-	731,000	-	-

	1,331,000

C.W. Leigh Cassidy	300,000	0.79	Apr 24, 2014	45,000	300,000	-	-
	452,000	0.98	Feb 1, 2015	-	452,000	-	-

	752,000

David Horn	200,000	1.75	May 19, 2014	-	200,000	-	-
	308,000	0.98	Feb 1, 2015	-	308,000	-	-

	508,000

Marc R. Junghans	50,000	4.30	Mar 5, 2011	-	-	-	-
	80,300	3.02	Feb 25, 2010	-	-	-	-
	50,000	4.15	Apr 29, 2012	-	-	-	-
	40,000	12.84	Mar 16, 2010	-		-	-
	35,000	15.14	Mar 16, 2011	-	8,750	-	-
	250,000	1.45	May 25, 2014	-	250,000	-	-
	347,000	0.98	Feb 1, 2015	-	347,000	-	-
						28,333 (1)	26,350
	852,300

Shannon Ouellette	250,000	1.47	Jun 8, 2014	-	250,000	-	-
	343,000	0.98	Feb 1, 2015	-	343,000	-	-

	593,000

Ernie G. Sapieha	50,000	2.30	Aug 22, 2010	-	-	-	-
	100,000	2.30	Aug 22, 2010	-	-	-	-
	60,000	3.83	Jul 23, 2011	-	-	-	-
	60,000	4.10	Jun 4, 2012	-	-	-	-
	100,000	12.84	Mar 16, 2010	-	-	-	-
	90,000	15.14	Mar 16, 2011	-	-	61,667 (1)	57,350

	460,000

(1)	RSUs granted but not vested related to 2009 compensation; additional RSUs vested in March 2010 resulting in outstanding balance of 11,667 and 25,000 for Mr. Junghans and Mr. Sapieha, respectively.

Incentive Plan Awards Table

The following table shows the incentive plan awards value vested or earned for each NEO for 2009.

Name	Option-Based Awards - Value Vested During the Year ($)	Share-Based Awards - Value Vested During the Year ($)(1)	Non-Equity Incentive Plan Compensation - Value Earned During the Year ($)
Tim Granger	-	-	240,000
C.W. Leigh Cassidy	-	-	125,000
David Horn	-	-	100,000
Marc R. Junghans	-	9,667	90,000
Shannon Ouellette	-	-	90,000
Ernie G. Sapieha	-	21,267	-
Norman G. Knecht	-	9,667	-
Tim G. Millar	-	9,667	-
Murray J. Stodalka	-	9,667	-
(1)	These values represent the cash compensation received by NEOs in 2009 as payment for the vested RSUs granted to the NEOs for 2008.
(2)
Messrs. Knecht, Stodalka and Millar resigned and Mr. Sapieha retired from the Corporation during 2009. As a result, any outstanding share-based or option-based awards vested or terminated at or before year-end, with the exception of Mr. Sapieha, who has 25,000 RSUs outstanding as of the date of this document.

Narrative Discussion

What follows is a description of the significant terms of each of the Corporation’s plan-based awards.

Restricted Share Unit Plan

Compton adopted the RSU Plan to attract and retain the services of  Officers, Directors, and employees of the Corporation and to promote the alignment of interests between participants and Shareholders.  The Corporation introduced the RSU Plan to align itself with evolving practices.  Under the RSU Plan, RSUs may be granted to eligible participants and grants are intended to be in the nature of a bonus for services rendered or to be rendered in respect of or over any specified period.  The RSUs shall vest as to one-third of the RSUs granted on each of the first anniversary, second anniversary and the third anniversary less one day of the date of grant.  Each Director and NEO RSU is redeemable for cash at the end of the vesting period based on the fair market value of one Common Share (defined as the weighted average closing prices of the Common Shares on the TSX over the previous five trading days). Outstanding RSUs to the employees, with the exception of those granted to Mr. Junghans, are for a fixed minimum cash payment amount of $12.00 per RSU.

Employee Stock Savings Plan

Compton has established an employee stock savings plan for all employees of Compton (the “Employee Stock Savings Plan.”)  Under the Employee Stock Savings Plan, employees (including executives) may elect to contribute a portion of their salary to the Employee Stock Savings Plan and a contribution equal to 150% of the employees’ contribution is made by Compton, subject to the completion of 12 months of service with the Corporation.  Up to December 31, 2009, the amount that an employee may elect to contribute ranged from 2% to 5% of the employee’s annual base salary. As of January 1, 2010, the amount that an employee may elect to contribute ranges from 2% to 6% of the employee’s annual base salary and may be modified semi-annually.  Employer contributions to the Employee Stock Savings Plan are used to purchase Common Shares in the open market.

Stock Option Plan

Compton’s Stock Option Plan offers the opportunity to participate in the appreciation of the Common Shares and is therefore intended to encourage employees (including executives) to improve the value of the Common Shares by achieving a high level of performance.  Officers, Directors, employees, and consultants (“Participants”) of the Corporation and its subsidiaries are eligible to receive Options under the Stock Option Plan.

The Governance Committee administers the Stock Option Plan.  The number of Options granted reflects competitive practice and is based on the market value of the Common Shares on the date of the grant.  The recently issued options to acquire Common Shares granted under the Stock Option Plan are fully exercisable after three years and expire five years after the grant date.  The exercise price of each Option granted under the Stock Option Plan equals the average closing price of the Common Shares on the TSX on the five trading days immediately preceding the date on which the Option is granted.

Options are not assignable or transferable and the Corporation shall not provide financial assistance to Participants in connection with the exercise of Options. Options granted under the Stock Option Plan, subject to certain exceptions, shall be exercised while the Participant remains as a Officer, Director, employee, or consultant of the Corporation.  Provision is made for early termination of Options in the event of death, disability, or cessation of employment.  In the event of cessation of employment, a Participant may, within 90 days, exercise Options that the Participant was entitled to exercise at the date of such cessation.  If the employment or engagement of a Participant is terminated for cause, then all Options granted to such Participant, whether or not vested, shall expire immediately upon the giving to the Participant of notice of such termination.

The maximum number of Common Shares which may be reserved for issuance to insiders of the Corporation and their associates under the Stock Option Plan and all other security based compensation arrangements of the Corporation is limited to 10% of the number of Common Shares outstanding.  The number of Common Shares issued to insiders within any one-year period under the Stock Option Plan and all other security based compensation arrangements of the Corporation is also limited to 10%.  The maximum number of Common Shares which may be reserved for issuance pursuant to Options awarded to any one person or company under the Stock Option Plan in any fiscal year is limited to 20% of the total number of Options granted in that fiscal year.  No Option grants are subject to Shareholder approval.

The authorized number of Common Shares issuable under the Stock Option Plan, as a percentage of the number of currently outstanding Common Shares, is 10%.  As at March 26, 2010 there were 17,519,100 Options outstanding and 8,838,245 Options available for grant, representing 6.65% and 3.35%, respectively, of the total outstanding Common Shares at such date.  The total number of Options granted between January 1, 2009 and March 26, 2010 is 7,753,800, which represents 2.94% of the number of currently outstanding Common Shares. The exercise price for each Option granted under the Stock Option Plan equals the volume weighted average closing price of the Common Shares on the TSX for the five trading days immediately preceding the date on which the Option is granted.

As at December 31, 2009	Number of Securities to be Issued Upon Exercise of Outstanding Options	Weighted Average Exercise Price of Outstanding Options	Number of Securities Available for Future Issuance Under Equity Compensation Plans
Equity compensation plans approved by Shareholders	10,749,570	$4.66	14,068,299

The total number of Common Shares issuable pursuant to outstanding Options granted prior to December 31, 2009 represents approximately 4% of the total outstanding Common Shares. The total number of Common Shares issuable pursuant to Options granted during 2009 represents approximately 2% of the total outstanding Common Shares.

In the event that the term of any Option expires during or within five trading days after the termination of a securities trading blackout period, as set out in and imposed under the Corporation's Disclosure, Communications and Insider Trading Policy, as amended from time to time, the Stock Option Plan provides that the term of such option shall be extended as follows: for any Option that expires during a blackout period, for a period of 10 trading days from the lifting of the blackout period; and for any Option that expires in the five trading day period after lifting of a blackout period, for a period for 10 trading days less the number of days between the Option expiration date and the date that the blackout period is lifted.

The Board may amend the Stock Option Plan to conform to any change in applicable laws, regulations, or other respects in the best interest of the Corporation. When required, changes are subject to approval by the TSX. The Board may make amendments to the Stock Option Plan or any Option by resolution and without approval of the Shareholders, except that approval of the Shareholders will be required for the following amendments to the Stock Option Plan or any Option:

(a)	any increase in the number of Common Shares reserved for issuance under the Stock Option Plan;
(b)	any change to the categories of individuals eligible to be selected for grants of Options, where such change may broaden or increase the participation of insiders under the Stock Option Plan;
(c)	the provision of financial assistance to a Participant in connection with the exercise of Option;
(d)	the addition of a cashless exercise feature, payable in cash or securities which does not provide for a full deduction of the number of underlying Common Shares from the Stock Option Plan reserve;
(e)	the addition of a deferred or restricted share unit or other provision which results in a Participant being issued Common Shares while no cash consideration is received by the Corporation;
(f)	any reduction in the purchase price of an Option;
(g)	any extension of the expiry of an Option, except as otherwise provided; and
(h)	an amendment that would permit Option to be transferable as assignable other than for normal estate settlement purposes.

All unallocated Options are subject to renewal approval by Shareholders at the annual meeting in 2010 and every three years thereafter

Executive Share Ownership and Guidelines

Compton requires its Officers to own shares of the Corporation pursuant to a formal share ownership policy (the “Share Ownership Guidelines”).  The Share Ownership Guidelines are reviewed annually and were revised in 2009. Under the revised Guidelines the CEO is required to acquire Common Shares having a value equal to or greater than three-times the base annual salary of that individual and all other Officers are each required to acquire Common Shares having a value equal to or greater than two-times his or her base annual salary.  The Guidelines must be met within five years from appointment to a position.  As of December 31, 2009, the CEO and all other NEOs each held a number of Common Shares lower than his or her minimum Common Share ownership requirements, but are considered in a transition period due to the Guidelines revision.

Name	Common Shares Owned as at		Net Change in Equity Ownership (#)	Meets Minimum Share Ownership Requirements?(2)	NEO’s “Equity at Risk” Amount (3) ($)	Equity at Risk as a Multiple of Annual Base Salary
	December 31, 2008(1) (#)	December 31, 2009 (#)
Tim Granger	-	375,915	375,915	in transition	353,360	0.88
C.W.Leigh Cassidy	-	419,809	419,809	in transition	394,620	1.43
David Horn	-	341,927	341,927	in transition	321,411	1.43
Marc R. Junghans	87,881	126,933	39,052	in transition	119,317	0.47
Shannon Ouellette	-	65,487	65,487	in transition	61,558	0.25
Total	87,881	1,330,071	1,242,190
(1)	Mr. Junghans was the only listed executive employed at the Corporation in 2008.
(2)	Share Ownership Guidelines were revised and instituted in September 2009; NEOs have a five-year compliance period so are currently in a transition period.
(3)
The NEO’s ‘‘Equity at Risk’’ is at December 31, 2009 and is equal to the market value of the Common Shares owned by the Executive (based upon the December 31, 2009 closing price of Common Shares on the TSX of $0.94 per share).

           Termination and Change of Control Benefits

As at December 31, 2009, the Corporation had written contracts with each of the NEOs.  The contracts provide for compensation to the NEOs for loss of office in the event of change of control, which is defined in the contracts as including (but is not limited to): (i) another entity becoming the beneficial owner of more than 50% of the Common Shares of Compton; (ii) another entity purchasing more than 66 2/3% of Compton’s assets; and (iii) a liquidation or dissolution of Compton.

For Mr. Granger, change of control compensation is the aggregate of: (i) twice the CEO’s current base salary; (ii)  40% of current base salary in lieu of benefits; and (iii) twice the average of the CEO’s previous three incentive bonuses received or, if employed less than three years then an amount equal to two times the amount that is the target bonus calculated at 50% of salary.

For Ms. Ouellette and Messrs. Cassidy and Horn, change of control compensation is the aggregate of: (i) one and a half times the NEO’s current base salary; (ii) 30% of current base salary in lieu of benefits; and (iii) one and a half times the average of the NEO’s previous three incentive bonuses received or, if employed less than three years, then an amount equal to 1.5 times the amount that is the target bonus. In the case of Ms. Ouellette, target bonus is calculated at 50% of salary. The target bonus for Messrs. Horn and Cassidy is 45% of salary.

Change of control compensation for Mr. Junghans is (i) twice the NEO’s current base salary, (ii)  40% of current base salary in lieu of benefits, and (iii) twice the average of the NEO’s previous three incentive bonuses received.

Each NEO is entitled to a severance payment in the event of termination without cause in the same amount. The contracts require Messers. Granger and Junghans to comply with a non-competition provision for a period of eighteen months from the date of termination of the contract. Messers. Horn and Cassidy and Ms. Ouellette must comply with a non-competition provision for a period of twenty-four months.

With respect to the NEOs, assuming that a triggering event (such as termination of employment or change of control) took place on the last business day of the Corporation’s most recently completed financial year, the following estimated amounts would be payable (which amount includes payments, payables and benefits):

Tim Granger	$ 1,360,000
C.W.Leigh Cassidy	$ 680,625
David Horn	$ 556,875
Marc R. Junghans	$ 769,600
Shannon Ouellette	$ 637,500

Compensation of Directors

In 2009, Directors who are not Officers of the Corporation or any of its subsidiaries (“Outside Directors”) were compensated for their services as Outside Directors through a combination of fees payable by way of cash, reimbursement of incidental expenses and in equity based compensation (options).  The Corporation’s Director compensation is designed to align the interests of Directors with the interests of the Shareholders and to provide appropriate compensation for the risks and responsibilities related to being a Director as well as to attract and retain qualified individuals.  In reviewing and determining Directors’ compensation, the Corporation retained Hugessen to provide general advisory services in fiscal 2009.

Annual Board and committee retainers are paid by Compton to each Outside Director and are prorated from the date of the Director’s appointment to the Board and relevant committees.  Compton also reimburses Outside Directors for out-of-pocket expenses incurred in attending Board and committee meetings.  In 2009, Outside Directors were paid according to the following rates, which were reduced from 2008 with the removal of annual incidental expenses:

Chairman of the Board retainer	$65,000
Committee Chairman retainer	$15,000
Board retainer	$65,000

Director Compensation Table

The following table sets out all amounts of compensation provided to Outside Directors during 2009.

Director	Fees Earned ($) (1)	Share-Based Awards ($) (2)	Non-Cash Option-Based Awards ($)(3)	Non-Equity Incentive Plan Compensation ($)	Pension Value ($)	All Other Compensation ($) (4)	Total ($)
J. Stephens Allan	74,700	-	68,187	-	-	967	143,854
Mel F. Belich	165,384	-	68,187	-	-	4,117	237,688
David M. Fitzpatrick	51,458(5)	-	95,459	-	-	-	146,917
R. Bradley Hurtubise	50,575(5)	-	95,459	-	-	-	146,034
Irvine J. Koop	80,000	-	68,187	-	-	967	149,154
Peter K. Seldin(5)	48,750	-	-	-	-	967	49,717
W. M. Shimmerlik	55,027(5)	-	95,459	-	-	-	150,486
Jeffrey T. Smith	80,000	-	68,187	-	-	967	149,154
Total	605,894	-	559,125	-	-	7,985	1,173,004
(1)	Fees Earned include fees of $15,000 and $65,000 for Committee Chairs and the Board Chair, respectively.
(2)	See “Executive and Director Compensation - Restricted Share Unit Plan” for a description of the RSU Plan (as defined herein). No RSUs were granted as part of 2009 compensation.
(3)
Includes options granted at time of joining the Board and 2009 performance awards. Value of non-cash option based awards was determined using the modified Black-Scholes option-pricing model at time of grant.

(4)	Included in all other compensation are other benefits such as paid parking and cash compensation as payment for the vested RSUs granted to the Directors for 2008.
(5)
Messrs. Fitzpatrick, Hurtubise and Shimmerlik were appointed to the Board during 2009 and Mr. Seldin submitted his resignation from the Board as of October 6, 2009. As a result, their fees were prorated for 2009.

The following discussion is supplemental to the information disclosed under the Director Compensation Table above.

Director Share Ownership and Guidelines

Compton requires its Directors to own shares of the Corporation, in the same manner as its Officers, under the Corporation's  Share Ownership Guidelines (see “Executive and Director Compensation - Executive Share Ownership Plan and Guidelines”) in order to align the economic interests of Directors with those of the Shareholders.  Under the Share Ownership Guidelines, which are reviewed annually, Directors are required to own Common Shares having a value of at least two-times their annual base retainer. The Share Ownership Guidelines must be met within five years from election as a Director. The Share Ownership Guidelines were amended in October 2009 and formerly required all Directors to own at least 20,000 Common Shares. As of December 31, 2009, all Incumbent nominees for election as Directors were above the minimum Common Share ownership requirement or were within the transition period within which to comply with that requirement.

Director	Common Shares Owned as at		Net Change in Equity Ownership (#)	Meets Minimum Share Ownership Requirements?(1)	Director’s “Equity at Risk” Amount (2)	Equity at Risk Multiple of Annual Retainer
	December 31, 2008 (#)	December 31, 2009 (#)
J. Stephens Allan	11,250	31,250	20,000	in transition	29,375	0.4
Mel F. Belich	2,504,616	2,504,616	-	✓	2,354,339	18.1
David M. Fitzpatrick	-	100,000	100,000	in transition	94,000	1.5
R. Bradley Hurtubise	-	51,400	51,400	in transition	48,316	0.74
Irvine J. Koop	527,000	587,000	60,000	✓	551,780	6.9
Peter K. Seldin(3)	-	-	-	x	-	-
Warren M. Shimmerlik	-	38,600	38,600	in transition	36,284	0.6
Jeffrey T. Smith	61,000	74,807	13,807	in transition	70,319	0.9
Total	2,103,866	3,636,273	532,410
(1)	Share Ownership Guidelines were revised and instituted in September 2009; Directors have a five-year compliance period so are currently in a transition period.
(2)
Director’s ‘‘Equity at Risk’’ amount is at December 31, 2009, and is equal to the market value of the Common Shares owned by the Director (based upon the December 31, 2009 closing price of Common Shares on the Toronto Stock Exchange (the “TSX”) of $0.94 per share).

(3)
Mr. Seldin is the founder and managing member of Centennial Energy Partners, L.L.C. which itself and through Centennial Energy Partners, L.P., Centennial Energy Partners V, L.P. and Quadrennial Partners L.P., owns 31,920,895 Common Shares, representing approximately 12.1% of the outstanding Common Shares.  Management has been advised by Mr. Seldin that he does not, directly or indirectly, own, control or hold any Common Shares.  This information is included solely to provide disclosure that is more complete to Shareholders. Mr. Seldin submitted his resignation from the Board as of October 6, 2009.

Incentive Plan Awards - Directors

The following tables show all awards outstanding to each Outside Director for 2009 as at December 31, 2009.

Outstanding Share-Based Awards and Option-Based Awards Table

	Option-Based Awards					Share-Based Awards
Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised in-the-Money Options ($)	Number of Options that have not Vested (#)	Number of Shares or Units of Shares that have not Vested (#)	Market or payout value of Share-Based Awards that have not Vested ($)
J. Stephens Allan	40,000	8.98	Jan 28, 2013	-	-	-	-
	70,000	1.17	Oct 12, 2014	-	70,000	-	-
	79,300	0.98	Feb 1, 2015	-	79,300	-	-
						3,333(1)	3,100
	189,300

Mel F. Belich	50,000	2.30	Aug 22, 2010	-	-	-	-
	25,000	3.83	Jul 23, 2011	-	-	-	-
	25,000	4.10	Jun 4, 2012	-	-	-	-
	15,000	12.84	Mar 16, 2010	-	-	-	-
	10,000	15.14	Mar 16, 2011	-	2,500	-	-
	70,000	1.17	Oct 12, 2014	-	70,000	-	-
	79,300	0.98	Feb 1, 2015		79,300	-	-
						3,333 (1)	3,100
	274,300

David M. Fitzpatrick	75,000	0.80	Apr 21, 2014	10,500	75,000	-	-
	70,000	1.17	Oct 12, 2014	-	70,000	-	-
	79,300	0.98	Feb 1, 2015	-	79,300	-	-

	224,300

R. Bradley Hurtubise	75,000	0.80	Apr 21, 2014	10,500	75,000	-	-
	70,000	1.17	Oct 12, 2014	-	70,000	-	-
	79,300	0.98	Feb 1, 2015	-	79,300	-	-

	224,300

Irvine J. Koop	50,000	2.30	Aug 22, 2010	-	-	-	-
	25,000	3.83	Jul 23, 2011	-	-	-	-
	25,000	4.10	Jun 4, 2012	-	-	-	-
	15,000	12.84	Mar 16, 2010	-	-	-	-
	10,000	15.14	Mar 16, 2011	-	2,500	-	-
	70,000	1.17	Oct 12, 2014	-	70,000	-	-
	79,300	0.98	Feb 1, 2015	-	79,300	-	-
						3,333 (1)	3,100
	274,300

Warren M. Shimmerlik	75,000	0.80	Apr 21, 2014	10,500	75,000	-	-
	70,000	1.17	Oct 12, 2014	-	70,000	-	-
	79,300	0.98	Feb 1, 2015	-	79,300	-	-

	224,300

Peter K. Seldin(2)	-	-	-	-	-	-	-

Jeffrey T. Smith	50,000	2.30	Aug 22, 2010	-	-	-	-
	25,000	3.83	Jul 23, 2011	-	-	-	-
	25,000	4.10	Jun 4, 2012	-	-	-	-
	15,000	12.84	Mar 16, 2010	-	-	-	-
	10,000	15.14	Mar 16, 2011	-	2,500	-	-
	70,000	1.17	Oct 12, 2014	-	70,000	-	-
	79,300	0.98	Feb 1, 2015	-	79,300	-	-
						3,333(1)	3,100
	274,300

(1)	RSUs granted but not vested.
(2)	Mr. Seldin submitted his resignation from the Board as of October 6, 2009, and as such, all RSUs were cancelled.

Incentive Plan Awards Table

Name	Option-Based Awards - Value Vested During the Year ($)	Share-Based Awards - Value Vested During the Year ($)	Non-Equity Incentive Plan Compensation - Value Earned During the Year ($)
J. Stephens Allan	-	-	-
Mel F. Belich	-	-	-
David M. Fitzpatrick	-	-	-
R. Bradley Hurtubise	-	-	-
Irvine J. Koop	-	-	-
Warren M. Shimmerlik	-	-	-
Peter K. Seldin(1)	-	-	-
Jeffrey T. Smith	-	-	-
(1)	Mr. Seldin submitted his resignation from the Board as of October 6, 2009.

Directors’ and Officers’ Insurance

The Corporation maintains a liability insurance policy for the benefit of the Directors and Officers.  The policy provides coverage for costs incurred to defend and settle claims against Directors and Officers to an annual limit of $80 million with a $1 million deductible per occurrence.

Director Retirement Policy

There is no retirement policy for Directors. The Corporation does not have a mandatory retirement age in respect of Directors’ service on the Board.

OTHER INFORMATION

Indebtedness to the Corporation

As at the date hereof, none of the Corporation’s current or former Directors, Officers, or employees is indebted to the Corporation.  The Corporation’s policy is that it will not directly or indirectly extend or maintain credit, or arrange for the extension of credit, in the form of a personal loan to or for any Officer, Director, or employee.

Interest of Certain Persons or Companies in Matters to be Acted Upon

Other than as disclosed in this Proxy Circular or in a prior Proxy Circular, to the knowledge of the Board and Management, no Director or Officer of the Corporation who has held that position at any time since the beginning of the Corporation’s last financial year, and no proposed nominee for election as a Director and none of their associates or affiliates, has had any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in the matters to be acted upon at the Meeting.

Interest of Informed Persons in Material Transactions

Other than as disclosed in this Proxy Circular or in a prior Proxy Circular, no ‘‘informed person’’ (as defined in National Instrument 51-102 of the Canadian Securities Administrators), nor any proposed Director, nor any associate or affiliate of such persons, has had any material interest, direct or indirect, in any transaction of the Corporation since January 1, 2009, or in any proposed transaction which has materially affected or would materially affect Compton or any of its subsidiaries.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Board believes that adopting and upholding the highest standards of corporate governance is critical for the overall success of the Corporation and to build stakeholder confidence.  Sound corporate governance ensures the transparency and accountability in respect of Compton’s objectives, strategies, controls, and overall performance.  The Governance Committee and Board continuously monitor applicable legislation and respond appropriately to ensure the Corporation’s compliance.

Compton continually adjusts its practices to reflect the requirements of the New York Stock Exchange (“NYSE”) Listing Standards and the United States Sarbanes-Oxley Act of 2002.  In addition, the Corporation has established procedures for the confidential, anonymous submission by staff of concerns regarding any questionable accounting or auditing matters.  Compton also has a Code of Business Conduct and Ethics applicable to all Officers, Directors, and employees.

Canadian Corporate Governance Requirements

The Canadian Securities Administrators approved National Policy 58-201, “Corporate Governance Guidelines” (the “Best Practices Policy”) and National Instrument 58-101, “Disclosure of Corporate Governance Practices” (the “Disclosure Instrument,”) effective June 30, 2005.  The Best Practices Policy provides guidance on corporate governance practices, following U.S. initiatives under the Sarbanes-Oxley Act of 2002 and corporate governance rules of the NYSE and NASDAQ.  The Disclosure Instrument specifically requires issuers to make certain corporate governance related disclosures. The disclosures required under the Disclosure Instrument generally correspond to the guidance in the Best Practices Policy.

A description of the Corporation’s corporate governance disclosures, as required by the Disclosure Instrument, is set forth in Schedule A to this Proxy Circular.

U.S. Corporate Governance Requirements

The Common Shares commenced trading on the NYSE on December 6, 2005.  The Corporation is classified as a foreign private issuer in the United States by the United States Securities Exchange Act of 1934 (the “Exchange Act”) and is therefore permitted to follow Canadian corporate governance regulations, except for:

•	audit committee independence requirements under Rule 10A-3 of the Exchange Act;

•	the requirement to disclose any significant differences between the Corporation’s corporate governance practices and those followed by domestic companies under the NYSE listing standards; and

•
the requirement for the Corporation to submit an Annual Written Affirmation to the NYSE, confirming the Corporation’s compliance with the audit committee independence requirements of Rule 10A-3 and that the Corporation has provided a statement of significant corporate governance differences, and to notify in writing the NYSE if any Officer becomes aware of a material non-compliance.

Compton’s audit committee members are independent under Rule 10A-3 of the Exchange Act. A brief comparison of the Corporation’s current corporate governance practices to those applicable to domestic companies listed on the NYSE is set forth in Schedule B to this Proxy Circular.

ADDITIONAL INFORMATION

Availability of Information

Additional information about Compton can be found on the Corporation’s website at www.comptonpetroleum.com or on the SEDAR website at www.sedar.com.  Financial information relating to Compton is provided in the Corporation’s audited consolidated financial statements and Management’s Discussion and Analysis (“MD&A”) for its most recently completed financial year.

Copies of this Proxy Circular, as well as the Corporation’s latest Annual Information Form, audited consolidated financial statements and MD&A for the year ended December 31, 2009, may be obtained without charge to the Shareholder, upon request to the Corporate Secretary of the Corporation at:

Mr. Leland Corbett
Compton Petroleum Corporation
500, 850 - 2nd Street S.W.
Calgary, Alberta, Canada
T2P 0R8

Communicating with the Board

Shareholders and other interested parties who wish to communicate with the Corporation’s Board of Directors should send their correspondence to:

Compton Petroleum Corporation Board of Directors
c/o Corporate Secretary
500, 850 - 2nd Street S.W.
Calgary, Alberta, Canada
T2P 0R8

Communications may be addressed to the entire Board, to a committee of the Board, or to an individual Director.  The Corporate Secretary will conduct a preliminary review of Shareholder communications and decide the timing and appropriate process for providing such communications to the Board, committee, or individual Director to whom the communication was addressed.

DIRECTORS’ APPROVAL

The contents of this Management Proxy Circular, including its schedules, and the sending of this Management Proxy Circular to Shareholders entitled to receive notice of the Meeting, to each Director, to the auditors of Compton Petroleum Corporation and to the appropriate governmental agencies, have been approved by the Board of Compton Petroleum Corporation.

(Signed) “Tim Granger”
Tim Granger President and CEO
Dated at Calgary, Alberta March 26, 2010

SCHEDULE A
NI 58-101 CORPORATE GOVERNANCE DISCLOSURE

BOARD OF DIRECTORS

•	Disclose the identity of directors who are independent.

•	Disclose the identity of directors who are not independent, and describe the basis for that determination.

•
Disclose whether or not a majority of directors are independent. If a majority of directors are not independent, describe what the board of directors (the board) does to facilitate its exercise of independent judgment in carrying out its responsibilities.

•	If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.

•
Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer’s most recently completed financial year. If the independent directors do not hold such meetings, describe what the board does to facilitate open and candid discussion among its independent directors.

•
Disclose whether or not the chair of the board is an independent director. If the board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities. If the board has neither a chair that is independent nor a lead director that is independent, describe what the board does to provide leadership for its independent directors.

•	Disclose the attendance record of each director for all board meetings held since the beginning of the issuer’s most recently completed financial year.

Directors’ Relationships to the Corporation
Director	Independent	Not Independent	Reason for Non-Independent Status	Director of Other Reporting Issuer
J. S. Allan	✓			No other reporting issuers
M.F. Belich	✓			No other reporting issuers
D. Fitzpatrick	✓			Enerchem International Inc., Twin Butte Energy Ltd.
T. Granger		✓	Mr. Granger is the President and CEO of the Corporation	No other reporting issuers
B. Hurtubise	✓			Eaglewood Energy Inc., Ithaca Energy Inc. and DirectCash Income Fund.
I.J. Koop	✓			NAL Oil and Gas Trust
W. M. Shimmerlik	✓			No other reporting issuers
J.T. Smith	✓			Provident Energy Trust

The Board annually assesses the independence of its members.  Directors are asked to complete a questionnaire, which includes several queries confirming their independence.  The Board reviews the completed questionnaires and affirmatively determines the independence of the Directors, taking into account all known facts.

The position of Chairman of the Board is held by an independent Director pursuant to the Terms of Reference for the Chair of the Board attached as part of Schedule C hereto.  Mr. Belich, the current Chairman, has held this position since 2001.  Duties of the Chairman of the Board include the responsibility to:

•	communicate with the CEO, review strategies, define business issues, and maintain accountability;

•	lead the Board in respect of governance of the Corporation’s business and affairs;

•	assist the Board in reviewing and monitoring the goals, objectives, strategies, policies and direction of the Corporation; and

•	review and assess each Director’s attendance, performance and compensation in conjunction with the Corporate Governance, Human Resources and Compensation Committee.

To assist independent Directors in overseeing Management, the Board Charter requires independent members to meet at regularly scheduled sessions, without Management present.  Topics to be discussed include strategic planning, Management and Director evaluation, Board, Committee, and Chairman assessments, and any matter for which an independent discussion is required.  If appropriate, discussions and decisions from independent meetings are shared with the rest of the Board and Management.

The number of Board and Committee meetings in 2009 and from January 1, 2010 to March 26, 2010, and the attendance of individual Directors is as follows:

Director	Meetings Attended of Meetings Held				Overall Attendance
	Board Chairman: M. F. Belich	Audit, Finance and Risk Chairman: J. Stephens Allan	Corporate Governance, Human Resources and Compensation, Chairman: Irvine J. Koop	Reserves, Operations and Environmental, Health and Safety Chairman: Jeffrey T. Smith
J. S. Allan	8/9	5/6	5/6	N/A	86%
M.F. Belich	9/9	(1)(3)	(1)(3)	(1)(3)	100%
D. Fitzpatrick	6/8	N/A	N/A	5/5	85%
Tim Granger	9/9	(2)(3)	(2)(3)	(2)(3)	100%
B. Hurtubise	5/7	4/5	N/A	N/A	75%
I.J. Koop	9/9	N/A	6/6	5/5	100%
W. M. Shimmerlik	8/8	6/6	N/A	N/A	100%
J.T. Smith	8/9	N/A	6/6	5/5	95%
(1)	Mr. Belich is an ex officio voting member on Board committees.
(2)	Mr. Granger is an ex officio non-voting member on Board committees.
(3)	Messrs. Belich and Granger generally attend all meetings of Board committees, except to the extent that the committee meeting are held concurrently.

The Board and its Committees met without non-independent Directors and members of Management before and/or after every meeting of the Board and its Committees held during 2009 and from January 1, 2010 to March 26, 2010.

BOARD MANDATE

•	Disclose the text of the board’s written mandate. If the board does not have a written mandate, describe how the board delineates its role and responsibilities.

The Board’s fundamental objectives are to enhance and preserve long-term Shareholder value, to provide stewardship in order that the Corporation meets its obligations on an ongoing basis, and to operate in a reliable and safe manner.  The Board operates by delegating certain responsibilities, including the day-to-day conduct of the business of the Corporation, to Management, while reserving certain powers for itself.

The written Charter of the Board explicitly acknowledges the Board’s responsibility for the stewardship of the Corporation. In addition, the Board oversees the following matters:

•	The Corporation has established long-term goals and an annual strategic planning process;

The Board is actively involved in the Corporation’s strategic planning process.  Management prepares the strategic plan to respond to business risks, opportunities and long-term goals.  The Board is responsible for reviewing and approving the strategic plan at least semi-annually and at least two Board meetings each year are devoted to consideration and approval of the strategic plan.  Management must seek the Board’s approval for any transaction that would have a significant impact on the strategic plan.

•	The principal risks of the Corporation’s business are identified and appropriate systems are implemented to manage those risks;

The Board, through its Committees, is responsible for identifying the principal risks of the Corporation and ensuring that appropriate risk management systems are implemented.  The principal risks of the Corporation include, but are not limited to: crude oil and natural gas price volatility; exchange rate fluctuations; availability of services and supplies; operating hazards and mechanical failures; uncertainties in the estimates of reserves and in projections of future rates of production; environmental and surface rights issues; timing of development expenditures; general economic conditions; and the actions or inactions of third-party operators.  Refer to the Corporation’s Annual Information Form for a more in depth discussion of business risks.

The Board evaluates risk by monitoring and assessing with Management the likelihood of an adverse event and the corresponding business impact.  The Board, through its Committees, oversees the adoption of risk management policies that mitigate the business impact of adverse events.

The Audit, Finance and Risk Committee meets regularly, and at least quarterly, to review financial reports and insurance practices of the Corporation, and to discuss risk areas with the external auditors. The Reserves, Operations and Environmental, Health and Safety Committee and Corporate Governance, Human Resources and Compensation Committee each meet regularly, and at least quarterly, to review emergency response plans, reserve information, environmental, health and safety regulations, policies and programs, and related insurable risks.

•	There is sufficient succession planning including appointing, training, managing and monitoring Management;

The Board, through the Corporate Governance, Human Resources and Compensation Committee, is responsible for making adequate provisions for the training, development and continuing education of Management.  Management is encouraged by the Board to participate in professional and personal development activities, courses, and programs.  The Board supports Management’s commitment to training and developing all employees.

The direction of the Corporation’s strategic plan identifies the key areas to be addressed through succession planning.  Through the Corporate Governance, Human Resources and Compensation Committee, the Board annually assesses the performance, promotability, potential, strengths, and development needs of the Corporation’s current Management and employees.  The identification of Compton’s objectives directs the ongoing process of training, developing and retaining senior managers who can provide immediate and long-term leadership.

•	The Corporation has a communications policy;

The Corporation’s Disclosure, Communications and Insider Trading Policy addresses how Compton interacts with analysts, Shareholders, other key stakeholders and the public in general.

The Corporation communicates with its stakeholders through a variety of channels, including press releases, conference calls, participation in investor conferences, publication of the Corporation’s annual report and required disclosure documents and through its website.  Stakeholders can provide feedback to the Corporation in a number of ways, including e-mail and contacting the Corporation’s Director of Investor Relations.

Measures are outlined to ensure the Corporation complies with continuous and timely disclosure obligations and avoids selective disclosure.  Compton has established a Disclosure Committee, composed of members of Management, to ensure material information is communicated accurately and on a timely basis to Shareholders and the market.  The Disclosure Committee is kept fully apprised of all pending and potentially material developments in order to be able to determine the appropriateness and timing of the public disclosure of those developments.

As specified by the Disclosure, Communications and Insider Trading Policy, the Disclosure Committee and Board approve all of the Corporation’s major communications, including annual and quarterly reports, financing documents, and press releases.  A copy of the Corporation’s policy can be found on the Corporation’s website at www.comptonpetroleum.com.

•	The Corporation’s internal controls and management information systems have sufficient integrity;

The Board verifies that appropriate internal controls and management information systems have been established by Management, allowing the Board to fulfill its responsibilities.  Through its Audit, Finance and Risk Committee, the Board examines the effectiveness of the Corporation’s internal control processes and management information systems. The Board consults with Management to monitor and review the integrity of these systems.  The Audit, Finance and Risk Committee meets regularly, and at least quarterly, to discuss and review the quality of the Corporation’s internal control processes and management information systems with the external auditor.

•	The Corporation’s approach to governance issues;

The Corporate Governance, Human Resources and Compensation Committee is responsible for reviewing the overall corporate governance principles of the Corporation, recommending any changes, and ensuring their disclosure. This Committee monitors best practices among other public companies to make certain Compton continues to carry out high standards of corporate governance. Additionally, the Corporate Governance, Human Resources and Compensation Committee reviews and recommends changes to the Board regarding the mandates and composition of Board Committees. The Corporate Governance, Human Resources and Compensation Committee is responsible for the statement of corporate governance practices included in this Proxy Circular.

A full copy of the Charter for the Board is set forth as Schedule C to this Proxy Circular.  Alternatively, it may also be found on the Corporation’s website at www.comptonpetroleum.com.

The Charter for the Board is reviewed on an annual basis by the Corporate Secretary and updated to reflect changes in the regulatory and corporate governance environment.  The revised Charter is forwarded to the Corporate Governance, Human Resources and Compensation Committee for its review and approval, and ultimate recommendation for adoption by the Board.

Shareholders and other interested parties who wish to communicate directly with the Corporation’s Board are invited to send their correspondence to the Corporate Secretary.  Communications may be addressed to the entire Board, to a committee of the Board, or to an individual Director.  The Corporate Secretary will conduct a preliminary review of Shareholder communications and decide the timing and appropriate process for providing such communications to the Board, Committee, or individual Director to whom the communication was addressed.

POSITION DESCRIPTIONS

Disclose whether or not the board has developed written position descriptions for the chair and the chair of each board committee.  If the board has not developed written position descriptions for the chair and/or the chair of each board committee, briefly describe how the board delineates the role and responsibilities of each such position.

•
Disclose whether or not the board and CEO have developed a written position description for the CEO. If the board and CEO have not developed such a position description, briefly describe how the board delineates the role and responsibilities of the CEO.

The Corporation has developed written position descriptions for the Chairman of the Board, Committee Chairs, and the CEO.  Position descriptions are reviewed on an annual basis by the Corporate Secretary and updated to reflect changes in the regulatory and corporate governance environment.  Revised position descriptions are forwarded to the Corporate Governance, Human Resources and Compensation Committee for its review and approval and ultimate recommendation for adoption by the Board.

Duties of the Chairman of the Board are outlined in this Schedule A under the heading “Board of Directors.”

Duties of the Committee Chairs include the responsibility to:

•	provide guidance to ensure the Committee’s activities fulfill the Committee’s mandate;

•	update the Board on all developments of relevance to the Corporation; and

•	be an available resource to the Board, the CEO, and Management to review strategies, define issues, maintain accountability, and build relationships as required.

Duties of the CEO include the responsibility to:

•	exercise general supervision and provide leadership over the business and affairs of the Corporation;

•	develop and implement strategic business and operational plans;

•	develop, train, and monitor senior Management; and

•	represent the Corporation as principal spokesperson.

The Board has delegated to the Corporate Governance, Human Resources and Compensation Committee the responsibility for the oversight, review, and approval of Compton’s compensation policies. As part of this role, the Corporate Governance, Human Resources and Compensation Committee develops corporate goals for the CEO and assesses the CEO’s performance against these objectives.

ORIENTATION AND CONTINUING EDUCATION

•	Briefly describe what measures the board takes to orient new directors regarding

•	the role of the board, its committees and its directors; and

•	the nature and operation of the issuer’s business.

•
Briefly describe what measures, if any, the board takes to provide continuing education for its directors. If the board does not provide continuing education, describe how the board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors.

Compton is committed to maintaining an effective orientation, training, and education program for its Board to ensure that the Board is able to complete its duties and responsibilities and serve as a basis for informed decision-making.  All new Directors receive a Board Manual containing historical and current public information about the Corporation, the Charters of the Board and its Committees, corporate governance policies, industry information, and other relevant corporate information.  Additionally, Management makes a comprehensive presentation to new Board members, discussing the history of the Corporation, nature and operations of the business, and future plans.

To provide continuing education for Compton’s Directors, Management:

•	makes regular presentations to the Board on the main areas of the Corporation’s business and changes to legal, regulatory, and industry requirements and standards;

•	invites outside experts to make presentations to the Board on matters of particular importance or emerging significance;

•	makes available to Directors published information on corporate governance, accounting and finance developments, and any other topics of relevance;

•	arranges for Directors to tour one or more of the Corporation’s various facilities, at least annually;

•	encourages Directors to take professional development courses and maintain memberships in professional associations which provide continuing education to Directors, at the Corporation’s expense; and

•	meets individually with Directors on specific topics or issues of relevance to the Director or the Corporation.

ETHICAL BUSINESS CONDUCT

•	Disclose whether or not the board has adopted a written code for the directors, officers, and employees. If the board has adopted a written code:

•	disclose how a person or company may obtain a copy of the code;

•	describe how the board monitors compliance with its code, or if the board does not monitor compliance, explain whether and how the board satisfies itself regarding compliance with its code; and

•
provide a cross-reference to any material change report filed since the beginning of the issuer’s most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.

•
Describe any steps the board takes to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.

•	Describe any other steps the board takes to encourage and promote a culture of ethical business conduct.

Compton has adopted a Code of Business Conduct and Ethics (the “Code”), holding the Corporation’s Directors, Officers, employees, and consultants to high standards of legal and moral conduct in all areas of operations.  In addition to meeting legal and regulatory requirements, the Corporation strives to conduct all operations fairly and with integrity.  The Code may be viewed on the Corporation’s website at www.comptonpetroleum.com or at www.sedar.com.  The Code is annually reviewed and updated as necessary by the Corporate Secretary.  Any revisions are forwarded to the Corporate Governance, Human Resources and Compensation Committee for its review and approval and ultimate recommendation of adoption by the Board.

The Board monitors compliance with the Code through the use of an Ethics Hotline, which is an anonymous and confidential toll free telephone number.  This telephone number, 1-800-661-9675, is published on the Compton’s website at www.comptonpetroleum.com in the Whistle Blower Policy.  Concerns may also be submitted at www.compton-eweb.com.  Any violations of the Code brought to the attention of Management are reported to the Board.  No waivers from the Code were granted to the Corporation’s Directors, Officers, employees, or consultants in 2009. A departure from the code was reported in 2009 in respect of a conflict of interest concerning an employee for which Management took immediate action to resolve the conflict.

To ensure Directors exercise independent judgment in considering Corporation transactions and agreements, the Directors are required (pursuant to the Corporation’s “Terms of Reference for a Director,” the Corporation’s by-laws, and applicable legislation) to disclose the nature and extent of any interest in a transaction or agreement with the Corporation and the Director must abstain from any participation or discussion and refrain from voting on any decision in respect of such transaction or agreement.

The Board encourages and promotes a culture of ethical business conduct through its guidance provided to Officers and Management and its oversight of the daily operations of the Corporation.  Additionally, the Whistle Blower Policy adopted by the Corporation promotes a culture of openness, honesty, and accountability.  This Policy establishes procedures for the receipt, retention, treatment, and regular review of any unlawful activities, accounting irregularities, or ethical violations.  No unlawful activities, accounting irregularities, or ethical violations were reported in 2009.

NOMINATION OF DIRECTORS

•	Describe the process by which the board identifies new candidates for board nomination.

•
Disclose whether or not the board has a nominating committee composed entirely of independent directors. If the board does not have a nominating committee composed entirely of independent directors, describe what steps the board takes to encourage an objective nomination process.

•	If the board has a nominating committee, describe the responsibilities, powers, and operation of the nominating committee.

The Board has mandated the Corporate Governance, Human Resources and Compensation Committee, comprised of independent Directors2, to identify and propose to the Board new nominees to the Board.

The Corporate Governance, Human Resources and Compensation Committee maintains a “Directors’ Skills Matrix” which identifies the specific areas of expertise of current Directors, including board, geological, engineering, financial, legal, and strategic planning experience.  The competencies and skills of existing Directors, as documented in the skills matrix, is periodically assessed in comparison to the competencies and skills required by the Board.

A standing “evergreen” list of potential Director candidates is also maintained to ensure the Board can quickly fill an unexpected vacancy.  Suggestions for individuals who might be considered as potential Director candidates are received from Management, Board members, and occasionally from outside advisors.  Nominees must possess competencies and skills identified as being desirable and complementary to those demonstrated by current Directors.  New nominees must also have a track record in general business management, special expertise in an area of strategic interest to the Corporation, the ability to devote the time required, demonstrated support for the Corporation’s mission and strategic objectives, and a willingness to serve.

Prior to agreeing to join the Board, new nominees are given a clear indication of the workload and time commitment involved.  It is expected that new nominees may serve on the board of Directors for other public companies. However, it is important that this number be limited such that the individual has sufficient time to dedicate to Compton.  Additionally, new nominees must be prepared to attend all meetings, barring extraordinary circumstances.

The size of the Board is reviewed annually by the Governance Committee.  The Board is of sufficient size to encompass diverse skills and experiences, while operating in a prudent and efficient manner and appropriately staffing the Board’s Committees.  The Board was comprised of eight Directors as of December 31, 2009 and those eight persons are nominated by Management for the Board in 2010.

2 Mr. Granger sits on the Committee as an ex officio non-voting member.

The Corporate Governance, Human Resources and Compensation Committee is also responsible for developing the Corporation’s approach to governance issues, to assist the Board in fulfilling its oversight responsibilities with respect to the development and implementation of corporate governance and with a view to fostering a culture of integrity within the Corporation.  The Committee fulfills its oversight role on behalf of the Board and is responsible to:

•	recommend initiatives to maintain high standards of corporate governance;

•	assess the effectiveness and performance of the Board as a whole, its Committees, and individual Directors;

•	define and monitor the relationship, roles, and authority of the Board and Management;

•	review and evaluate corporate communication policies and practices; and

•	monitor compliance with the Code of Business Conduct and Ethics.

The full Corporate Governance, Human Resources and Compensation Committee Charter may be found on Compton’s website at www.comptonpetroleum.com.

COMPENSATION

•	Describe the process by which the board determines the compensation for the issuer’s directors and officers.

•
Disclose whether or not the board has a compensation committee composed entirely of independent directors. If the board does not have a compensation committee composed entirely of independent directors, describe what steps the board takes to ensure an objective process for determining such compensation.

•	If the board has a compensation committee, describe the responsibilities, powers, and operation of the compensation committee.

•
If a compensation consultant or advisor has, at any time since the beginning of the issuer’s most recently completed financial year, been retained to assist in determining compensation for any of the issuer’s directors and officers, disclose the identity of the consultant or advisor and briefly summarize the mandate for which they have been retained. If the consultant or advisor has been retained to perform any other work for the issuer, state that fact and briefly describe the nature of the work.

The Corporate Governance, Human Resources and Compensation Committee, of whose voting members are composed solely of independent Directors3, annually reviews and recommends to the Board the compensation of the Corporation’s Directors and Officers.

The Committee’s mandate is to assist the Board in fulfilling its oversight responsibilities with respect to human resources and compensation.  The Committee has the responsibility to:

•	review and oversee human resources policies of the Corporation;

•	review succession plans for key Management positions within the Corporation;

3 Mr. Granger sits on the Committee as an ex officio non-voting member.

•	develop performance objectives for the CEO and Management and assess their performance against such objectives;

•	recommend to the Board, salary and other remuneration for Management;

•	monitor performance objectives for Management in order that they are aligned with Shareholders’ interests and corporate goals;

•	review details of executive compensation disclosure in this Proxy Circular prior to publication;

•	recommend to the Board in respect of all other compensation matters, including long and short term incentives such as bonuses, stock option plans, and other benefits; and

•	review and recommend compensation for Board and Committee service.

In 2009, the Governance Committee retained the services of Towers Perrin Inc. to provide expertise and advice on change-in-control practices. Also in 2009, the Governance Committee retained Hugessen Consulting Inc. for advice on market conditions and executive and director compensation programs.  All services provided to Compton by Hugessen and Towers Perrin, beyond their role of supporting the Committee, require written pre-approval by the Chair of the Committee outlining the scope of the work and related fees.

The full Corporate Governance, Human Resources and Compensation Committee Charter may be found on Compton’s website at www.comptonpetroleum.com.

The process by which the Committee determines the compensation for the Directors and Officers is outlined in detail under the heading “Compensation and Related Matters” in this Proxy Circular.

OTHER BOARD COMMITTEES

•	If the board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.

Details of the Committees and Committee members and their attendance may be found in this Schedule A under the heading “Board of Directors.”

Reserves, Operations and Environmental, Health and Safety Committee

In addition to the Board Committees previously mentioned, Compton’s Board has a Reserves, Operations and Environmental, Health and Safety Committee, comprised solely of independent Directors4.  The Committee’s mandate is to review and make recommendations to the Board on the Corporation’s engineering, reserves and environmental, health and safety policies.

The Committee fulfills its oversight role on behalf of the Board and is responsible for:

•	the Corporation’s overall policies and guidelines with respect to reserves, operations and environmental, health and safety matters;

•
undertaking with Management all necessary procedures and policies to comply with regulations and guidelines applicable to the Corporation’s reserves and enunciated by the applicable regulatory authorities, including, specifically, National Instrument 51-101, preparation of the Statement of Reserves (Form 51-101 F1), the Evaluator’s Report (Form 51-101 F2), and the Management’s Report (Form 51-101 F3);

4 Mr. Granger sits on the Committee as an ex officio non-voting member.

•	meeting with the Corporation’s Vice President of Operations and Development, other senior reserves personnel, and the independent reserves evaluator to review and consider the Corporation’s reserves;

•	reviewing, assisting, and making recommendations to the Board in respect of the annual appointment of the Corporation’s independent qualified reserves evaluators; and

•	review and assist Management's strategies and practices applicable to the Corporation’s assessment, management, and mitigation of environmental, health and safety risks.

The full Reserves, Operations and Environmental, Health and Safety Committee Charter may be found on Compton’s website at www.comptonpetroleum.com.

Audit, Finance and Risk Committee

The Board also has an Audit, Finance and Risk Committee, mandated to oversee that Management is responsible for creating and maintaining an effective risk management and internal control framework. This framework should provide that the financial, operational, and regulatory objectives of the Corporation are achieved and that the statutory responsibilities of the corporation are discharged.

The Committee fulfills its role on behalf of the Board by overseeing:

•	the review, disclosure, and integrity of the Corporation’s financial statements, MDandA, results of operations, and other financial information;

•	the external auditor’s qualifications, independence, and performance;

•	the Corporation’s compliance with legal and regulatory requirements;

•	risk management, management information systems, and external business of the Corporation;

•	the effectiveness and integrity of the Corporation’s system of disclosure controls and internal controls; and

•	the appointments of the Chief Financial Officer and other key financial executives.

The Committee is composed solely of independent Directors5.  Mr. J. Stephens Allan, Chairman of the Committee, is considered to be a financial expert due to his experience in corporate finance and accounting as a Chartered Accountant and Financial Analyst.  All other Committee members are financially literate.

The full Audit, Finance and Risk Committee Charter may be found in the Corporation’s Annual Information Form or on Compton’s website at www.comptonpetroleum.com.

ASSESSMENTS

•
Disclose whether or not the board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the board satisfies itself that the board, its committees, and its individual directors are performing effectively.

The Board and the Corporate Governance, Human Resources and Compensation Committee formally evaluate Board, Chair of the Board, Committee, Committee Chair, and individual Director effectiveness on an annual basis through self-evaluation and peer evaluation.  Each year Directors complete a confidential, detailed questionnaire that provides for quantitative ratings in key areas and also seeks subjective comment in each of those areas.

5 Mr. Granger sits on the Committee as an ex officio non-voting member.

The most recent annual evaluation indicated that the Board, Chair of the Board, Committees, Committee Chairs, and individual Directors are effectively fulfilling their responsibilities.

Annual Board Assessment by All Directors

Directors complete an annual Board Effectiveness Questionnaire (“Questionnaire”) commenting on Board responsibility, organization, operations, effectiveness, and performance, as well as the Corporation’s reporting to Shareholders and to the public.  The Questionnaires are returned to the Chair of the Corporate Governance, Human Resources and Compensation Committee who summarizes the results.  Based upon survey feedback, the Chair of the Corporate Governance, Human Resources and Compensation Committee leads an in-camera discussion of the Board, identifying areas for improvement and objectives for the upcoming year.  The Corporate Governance, Human Resources and Compensation Committee then recommends changes to enhance the overall performance of the Board and monitors ongoing progress in areas identified for improvement.

Annual Assessment of the Chair of the Board by Directors

Directors are asked to annually assess and comment on the performance of the Chair of the Board while completing the Questionnaire and through peer evaluation.  Individual responses are received by the Chair of the Corporate Governance, Human Resources and Compensation Committee who summarizes the results and leads an in-camera discussion of the Board, identifying areas for improvement and objectives for the upcoming year.

Annual Assessment of Each Committee by Members of that Committee

The Questionnaire asks members of each Committee to evaluate how well the Committee is operating and to make suggestions for improvement.  The Questionnaire is administered by the Chair of the Corporate Governance, Human Resources and Compensation Committee who receives responses and prepares a summary report which is provided to the appropriate Committee Chair and then reported to the full Board.  During an in-camera discussion of the Board, areas for improvement are identified and objectives are set for the coming year. Chairs of each Committee are expected to follow up on matters raised in the Committee assessments and take appropriate action.

Annual Assessment of Each Committee Chair by Members of Each Committee

Members of the Board are asked to annually assess and comment on the performance, knowledge, and effectiveness of each Committee Chair while completing the Questionnaire and through peer evaluation.  Responses are received by the Chair of the Corporate Governance, Human Resources and Compensation Committee.  A summary report is provided to the appropriate Committee Chair and to the full Board.  An in-camera discussion of the Board identifies areas for improvement and objectives are set for the coming year.

Annual Assessment of Individual Directors

While completing the annual Questionnaire and through peer evaluation, Directors are also asked to comment on the performance of fellow Directors.  Responses are received by the Chair of the Corporate Governance, Human Resources and Compensation Committee, and/or the Chair of the Board, who meets with individual Directors to discuss their performance and any other issues that either may wish to raise.  All peer feedback remains anonymous, with the underlying intent to improve individual Director and overall Board performance.

SCHEDULE B

NYSE CORPORATE GOVERNANCE STANDARDS

NYSE GOVERNANCE STANDARDS APPLICABLE TO U.S. DOMESTIC ISSUERS	DOES COMPTON ALIGN?	COMPTON’S CORPORATE GOVERNANCE PROCEDURES
1. Listed companies must have a majority of independent directors.	Yes	A majority of Compton’s Directors are independent. Currently, seven of eight Directors are independent. Tim Granger, President and CEO of the Corporation is not independent.
2. In order to tighten the definition of “independent director” for purposes of these standards:
    (a)  No director qualifies as “independent” unless the board of directors affirmatively determines that the director has no material relationship with the listed company (either directly or as a partner, shareholder, or officer of an organization that has a relationship with the company).

Yes
Annually, the Board of Directors affirmatively determines the independence of its independent Directors under the Corporation’s Standards of Independence, set forth in Schedule C to this Proxy Circular, which meet or exceed the requirements of the NYSE rules.

(b) In addition, a director is not independent if:
 (i)       The director is, or has been within the last three years, an employee of the listed company, or an immediate family member is, or has been within the last three years, an executive officer of the listed company.

Yes
Messrs. Belich, Fitzpatrick, Hurtubise, Koop, Shimmerlik, Smith, Allan, and Seldin, the Corporation’s independent directors in 2009, meet each of the additional standards outlined in items (i) through (v).

 (ii)       The director has received, or has an immediate family member who has received, during any twelve-month period within the last three years, more than $120,000 in direct compensation from the listed company, other than director and committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service).

	Yes	See above.
 (iii)      (A)  The director is a current partner or employee of a firm that is the listed company’s internal or external auditor; (B) the director has an immediate family member who is a current partner of such a firm; (C) the director has an immediate family member who is a current employee of such a firm and personally works on the listed company’s audit; or (D) the director or an immediate family member was within the last three years a partner or employee of such a firm and personally worked on the listed company’s audit within that time.
	Yes	See above.

NYSE GOVERNANCE STANDARDS APPLICABLE TO U.S. DOMESTIC ISSUERS	DOES COMPTON ALIGN?	COMPTON’S CORPORATE GOVERNANCE PROCEDURES
  (iv)    The director or an immediate family member is, or has been within the last three years, employed as an executive officer of another company where any of the listed company’s present executive officers at the same time serves or served on that company’s compensation committee.

	Yes	See above.
  (v)      The director is a current employee, or an immediate family member is a current executive officer, of a company that has made payments to, or received payments from, the listed company for property or services in an amount which, in any of the last three fiscal years, exceeds the greater of $1 million, or 2% of such other company’s consolidated gross revenues.

	Yes	See above.
3.    To empower non-management directors to serve as a more effective check on management, the non- management directors of each listed company must meet at regularly scheduled executive sessions without management.

	Yes	As required by the Board of Directors’ Charter, the independent Directors must meet at regularly scheduled executive sessions without Management present.
4. (a) Listed companies must have a nominating / corporate governance committee composed entirely of independent directors.	Yes	Compton’s Corporate Governance, Human Resources and Compensation Committee is composed entirely of independent Directors.
(b) The nominating / corporate governance committee must have a written charter that addresses:
  (i)     the committee’s purpose and responsibilities - which, at minimum, must be to: identify individuals qualified to become board members, consistent with criteria approved by the board, and to select, or to recommend that the board select, the director nominees for the next annual meeting of shareholders; develop and recommend to the board a set of corporate governance guidelines applicable to the corporation; and oversee the evaluation of the board and management; and

Yes
The purpose and responsibilities of the Corporate Governance, Human Resources and Compensation Committee are addressed in its Charter, which can be found on the Corporation’s website at www.comptonpetroleum.com.  The evaluation of Management has been delegated to the Corporate Governance, Human Resources and Compensation Committee, which is also composed entirely of independent Directors.

(ii) an annual performance evaluation of the committee.	Yes	The Charter requires the Committee conduct an annual evaluation of its performance.
5. (a) Listed companies must have a compensation committee composed entirely of independent directors.	Yes	The Corporate Governance, Human Resources and Compensation Committee is composed entirely of independent Directors.
(b) The compensation committee must have a written charter that addresses:

NYSE GOVERNANCE STANDARDS APPLICABLE TO U.S. DOMESTIC ISSUERS	DOES COMPTON ALIGN?	COMPTON’S CORPORATE GOVERNANCE PROCEDURES
 (i)       the committee’s purpose and responsibilities - which, at minimum, must be to have direct responsibility to:  (A) review and approve corporate goals and objectives relevant to CEO compensation, evaluate the CEO’s performance in light of those goals and objectives, and, either as a committee or together with the other independent directors (as directed by the board), determine and approve the CEO’s compensation level based on this evaluation; (B) make recommendations to the board with respect to non-CEO executive officer compensation, and incentive-compensation and equity-based plans that are subject to board approval; and (C)  prepare the disclosure required by Item 407(e)(5) of Regulation S-K;
Yes
The purpose and responsibilities of the Corporate Governance, Human Resources and Compensation Committee are addressed in its Charter, which can be found on the Corporation’s website at www.comptonpetroleum.com.  Specifically, this Committee is responsible to review and approve corporate goals and objectives relevant to CEO compensation, evaluate the CEO’s performance in light of those goals and objectives, and determine the CEO’s compensation, subject to final Board approval.  This Committee also makes recommendations to the Board with respect to senior executive compensation and equity-based plans, which are subject to Board approval.

The Corporate Governance, Human Resources and Compensation Committee produces an annual Report on Executive Compensation, which may be found under the heading “Report on Executive  Compensation” in this Proxy Circular.

(ii) an annual performance evaluation of the compensation committee.	Yes	The Charter requires the Committee conduct an annual evaluation of its performance.
6. Listed companies must have an audit committee that satisfies the requirements of Rule 10A-3 under the Exchange Act.	Yes	Compton’s Audit, Finance and Risk Committee satisfies the requirements of Rule 10A-3 under the Exchange Act.
    7.    (a)  The audit committee must have a minimum of three members. All audit committee members must satisfy the requirements for independence set out in Section 303A.02 and, in the absence of an applicable exemption, Rule 10A-3(b)(1).
Yes
The Audit, Finance and Risk Committee is composed of three independent Directors, plus one ex officio voting member and one ex officio non-voting member. Compton’s Audit, Finance and Risk Committee members satisfy the requirements of Rule 10A-3(b)(1) under the Exchange Act and Section 303A.02 of the NYSE Listed Company Manual.

(b) The audit committee must have a written charter that addresses:
 (i)        the committee’s purpose - which, at  minimum, must be to: (A) assist board oversight of (1) the integrity of the listed company’s financial statements, (2) the listed company’s compliance with legal and regulatory requirements, (3) the independent auditor’s qualifications and independence, and (4) the performance of the listed company’s internal audit function and independent auditors; and (B) prepare the disclosure required by Item 407(d)(3)(i) of Regulation S-K;

Yes
The purpose, duties and responsibilities of the Audit, Finance and Risk Committee are addressed in its Charter, which can be found on the Corporation’s website at www.comptonpetroleum.com.  The Charter addresses each of the additional standards outlined in items (i) through (iii).

(ii) an annual performance evaluation of the audit committee; and	Yes	The Charter requires the Committee to conduct an annual evaluation of its performance.

NYSE GOVERNANCE STANDARDS APPLICABLE TO U.S. DOMESTIC ISSUERS	DOES COMPTON ALIGN?	COMPTON’S CORPORATE GOVERNANCE PROCEDURES
(iii) the duties and responsibilities of the audit committee - which, at a minimum, must include those set out in Rule 10A-3(b)(2), (3), (4) and (5) of the Exchange Act, as well as to:	Yes
    (A)  at least annually, obtain and review a report by the independent auditor describing: the firm’s internal quality-control procedures; any material issues raised by the most recent internal quality-control review, or peer review, of the firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the firm, and any steps taken to deal with any such issues; and (to assess the auditor’s independence) all relationships between the independent auditor and the listed company;

Yes
    (B)   meet to review and discuss the listed company’s annual audited financial statements and quarterly financial statements with management and the independent auditor, including reviewing the listed company’s specific disclosures under “Management’s Discussion and Analysis of Financial Condition and Results of Operations;”

Yes
(C) discuss the listed company’s earnings press releases, as well as financial information and earnings guidance provided to analysts and rating agencies;	Yes
(D) discuss policies with respect to risk assessment and risk management;	Yes
(E) meet separately, periodically, with management, with internal auditors (or other personnel responsible for the internal audit function) and with independent auditors;	Yes
(F) review with the independent auditor any audit problems or difficulties and management’s response;	Yes
(G) set clear hiring policies for employees or former employees of the independent auditors; and	Yes

NYSE GOVERNANCE STANDARDS APPLICABLE TO U.S. DOMESTIC ISSUERS	DOES COMPTON ALIGN?	COMPTON’S CORPORATE GOVERNANCE PROCEDURES
(H) report regularly to the board of directors.	Yes
(I) A listed company must make its audit committee charter available on or through its website.	Yes	The Audit, Finance and Risk Committee Charter can be found on the Corporation’s website at www.comptonpetroleum.com.
    (J)    A listed company must disclose in its annual proxy statement, or if it does not file an annual proxy statement, in its annual report on Form 10-K filed with the SEC that its audit committee charter is available on or through its website and provide the website address.

	Yes	The Audit, Finance and Risk Committee Charter can be found on the Corporation’s website at www.comptonpetroleum.com.

(c) Each listed company must have an internal audit function.	Yes
    8.    Shareholders must be given the opportunity to vote on all equity-compensation plans and material revisions thereto (exempting plans that are made available to shareholders generally, such as a typical dividend reinvestment plan and plans that merely allow employees, directors or other service providers to elect to buy shares on the open market or from the listed company for their current fair market value, regardless of whether the shares are delivered immediately or on a deferred basis; or the payments for the shares are made directly or by giving up compensation that is otherwise due).

	Yes	Shareholders are given the opportunity to vote on the Corporation’s Stock Option Plan, and will have the opportunity to vote on all material revisions thereto as required by TSX rules.
9. Listed companies must adopt and disclose corporate governance guidelines.	Yes	The Corporation has adopted Corporate Governance Principles and Guidelines, which can be found on Corporation’s website at www.comptonpetroleum.com.
    10.  Listed companies must adopt and disclose a code of business conduct and ethics for directors, officers, and employees and promptly disclose any waivers of the code for officers or executives officers.
Yes
The Corporation has adopted a Code of Business Conduct and Ethics for Directors, Officers, and Employees, which can be found on Corporation’s website at www.comptonpetroleum.com.  No waivers of the Code by Directors, Officers, employees or consultants occurred in 2009.

11. Listed foreign private issuers must disclose any significant ways in which their corporate governance practices differ from those followed by domestic companies under NYSE listing standards.	Yes
The Corporation’s corporate governance practices do not differ significantly from those followed by domestic U.S. companies under NYSE listing standards, with the exceptions that (i) Compton does not have an internal audit function and (ii) the CEO’s compensation is finally approved by the Board of Directors on the recommendation of the Corporate Governance, Human Resources and Compensation Committee.

NYSE GOVERNANCE STANDARDS APPLICABLE TO U.S. DOMESTIC ISSUERS	DOES COMPTON ALIGN?	COMPTON’S CORPORATE GOVERNANCE PROCEDURES
    12.  (a)    Each listed company CEO must certify to the NYSE each year that he or she is not aware of any violation by the listed company of NYSE corporate governance listing standards, qualifying the certification to the extent necessary.

	N/A	Section 303A.12(a) does not apply to Foreign Private Issuers.
    (b)    Each listed company CEO must promptly notify the NYSE in writing after any executive officer of the listed company becomes aware of any non-compliance with any applicable provisions of this Section 303A.

	Yes	There have been no incidences of material non-compliance with any provisions of Section 303A of the NYSE listing standards applicable to the Corporation as a Foreign Private Issuer.
    (c)    Each listed company must submit an executed Written Affirmation annually to the NYSE.  In addition, each listed company must submit an interim Written Affirmation as and when required by the Interim Written Affirmation form specified by the NYSE.

	Yes	Compton submitted an executed Foreign Private Issuer Annual Written Affirmation to the NYSE.
13. The NYSE may issue a public reprimand letter to any listed company that violates a NYSE listing standard.	Yes
Compton received notice that the average closing price of its common shares trading on the NYSE had fallen below NYSE criteria and, as a result, the Corporation was in a position of non-compliance with the NYSE’s continued listing standards. Management responded to the NYSE’s concerns outlining factors that led to the decline in trading value and actions that the Corporation has taken or intends to take that is anticipated to result in a return to compliance with listing standards.

SCHEDULE C
BOARD OF DIRECTORS CHARTER

MANDATE OF THE BOARD

A.           Operation of the Board of Directors

The Board of Directors (the “Board”) of Compton Petroleum Corporation (the “Corporation”) is responsible under law for the management of the Corporation’s business and affairs.  The Board shall operate by delegating certain of its authorities, including the day to day conduct of the business of the Corporation to Management and overseeing the activities of Management, and by reserving certain powers to itself with a view to maximizing shareholder value.  The Board shall retain the responsibility of managing its own affairs, including selecting its Chair, constituting committees of the full Board and determining director compensation.  Subject to the Articles and By-Laws of the Corporation and the Business Corporations Act (Alberta) (the “ABCA”), the Board may constitute, seek the advice of and delegate powers, duties and responsibilities to committees of the Board and shall do so where it considers appropriate.

B.           General Responsibilities

The Board’s fundamental responsibilities are to foster the long-term success of the Corporation consistent with the Board’s fiduciary responsibility to the Corporation, to enhance and preserve long-term shareholder value and to provide stewardship in order that the Corporation meets its obligations on an ongoing basis and operates in a reliable and safe manner.  In performing its functions, the Board should also consider the legitimate interests that its other stakeholders, such as employees, customers and communities, may have in the Corporation.  In broad terms, the stewardship of the Corporation involves the Board in financial planning and reporting, strategic planning, risk management and mitigation, environmental, health and safety management and mitigation, review of reserves disclosure procedures and practices, acceptance of the content and filing of the Corporation’s reserves data with applicable securities regulatory authorities, senior management determination, communication planning and internal control integrity.

C.           Specific Responsibilities

The Board’s specific duties and responsibilities fall into the categories outlined below.

1.	Legal Requirements

(a)
The Board has the oversight responsibility for directing Management in order that the Corporation meets its legal and regulatory requirements and that documents and records are properly prepared, approved and maintained;

(b)	The Board has the statutory responsibility to:

(i)	manage the business and affairs of the Corporation;

(ii)	act honestly and in good faith with a view to the best interests of the Corporation;

(iii)	exercise the care, diligence and skill that reasonably prudent people would exercise in comparable circumstances;

(iv)
consider the interests of groups such as shareholders, employees, suppliers, creditors, consumers, government and the environment, though ultimately act in the best interests of the Corporation as a whole and not favour the interests of any stakeholder over those of the Corporation;

(v)
act in accordance with its obligations contained in the ABCA and the regulations thereto, the securities legislation of each province and territory of Canada, other relevant legislation and regulation, including United States legislation and regulation applicable to the Corporation, and the Corporation’s Articles and By-laws; and

(vi)
on the recommendation of the Audit, Finance and Risk Committee, recommend to the shareholders the appointment of an external auditor, and fix the remuneration of the external auditor if it has not been fixed by the shareholders.

(c)	The Board has the statutory responsibility for considering, as a full Board, the following matters which in law may not be delegated to Management or to a committee of the Board:

(i)	any submission to the shareholders of a question or matter requiring the approval of the shareholders;

(ii)	the filling of a vacancy among the directors or in the office of auditor or the appointment of additional directors;

(iii)	the issuance of securities;

(iv)	the declaration of dividends;

(v)	the purchase, redemption or any other form of acquisition of shares issued by the Corporation;

(vi)
the payment of a commission to any person in consideration of his/her purchasing or agreeing to purchase shares of the Corporation from the Corporation or from any other person, or procuring or agreeing to procure purchasers for any such shares;

(vii)	the approval of management proxy circulars;

(viii)	the approval of any take-over bid circular or directors’ circular;

(ix)	the approval of financial statements of the Corporation;

(x)	the adoption, amendment or repeal of By-Laws of the Corporation;

(xi)	reviewing and approving material transactions not in the ordinary course of business;

(xii)	any major financial activities such as raising of debt; and

(xiii)	any major organizational restructurings.

2.	Composition of Board

The Board shall from time to time examine its size and composition and undertake, where appropriate, a program to reduce or increase the number of directors to a number that facilitates more effective decision-making.

3.	Compensation of Directors

The Board shall from time to time review, or appoint a committee to review, the adequacy and form of the compensation of the directors and shall ensure that such compensation realistically reflects the responsibilities and risks involved in being a director of the Corporation.

4.	Outside Advisers

The Board shall implement a system whereby individual directors may engage an outside advisor (including legal counsel), at the expense of the Corporation, to provide consultation and advice in appropriate circumstances.  The engagement of an outside advisor by a director shall be subject to the approval of the Board or the Corporate Governance, Human Resources and Compensation Committee of the Board.

5.	Independence

The Board has the responsibility to implement appropriate structures and procedures to permit the Board to function independently of Management.

Such structures and procedures shall, at a minimum, include:

(a)
the appointment of a Chair of the Board, who shall be independent (as defined in section 2 of “Composition of the Board”, below) and who shall be responsible for ensuring that the Board discharges its responsibilities independently of Management; and

(b)	the requirement that a majority of the members of the Board shall be independent (as defined in section 2 of “Composition of the Board”, below).

6.	Strategy Determination

The Board has the responsibility:

(a)
to determine long-term goals, to establish an annual strategic planning process  for the Corporation, and to participate with Management directly or through its committees in approving the mission of, and the strategic plan for the Corporation by which the Corporation proposes to achieve its goals;

(b)	to monitor progress in respect of the achievement of the goals established in the strategic plan and to initiate corrective action when required; and

(c)	to review and consider for approval all amendments or departures proposed by the Management from established strategy which diverge from the ordinary course of business.

7.	Committees of the Board and Independent Directors

The Board shall from time to time and at least annually, appoint and/or reappoint committees of directors and such committees shall have the responsibilities of meeting regularly and carrying out the duties and powers delegated to them by the Board as outlined in the respective committee charters.  The committees of the Board shall at a minimum consist of:

(a)	Corporate Governance, Human Resources and Compensation Committee;

(b)	Audit, Finance and Risk Committee; and

(c)	Reserves, Operations and Environmental, Health and Safety Committee.

In order for independent directors (as defined in Section 2 of “Composition of the Board”, below) of the Corporation to serve as a more effective check on Management, the independent directors shall meet at regularly scheduled sessions, without Management present.

8.	Managing Risk

The Board has the responsibility to understand the principal risks of the business in which the Corporation is engaged, to achieve a proper balance between risks incurred and the potential return to shareholders, and to confirm that there are systems in place, which effectively monitor and manage those risks with a view to the long-term viability of the Corporation.  The Board also has a responsibility to understand and review the derivative and hedge policies of the Corporation.

9.	Appointing, Training and Monitoring Senior Management

The Board has the responsibility:

(a)	to appoint the Chief Executive Officer (the “CEO”), to monitor and assess CEO performance, to determine CEO compensation, and to provide advice and counsel in the execution of the CEO’s duties;

(b)
to consider the advice of the CEO and the recommendations of the Corporate Governance, Human Resources and Compensation Committee in approving the appointment and remuneration of all Corporation officers; and

(c)
to consider the advice and recommendation of the Corporation Governance, Human Resources and Compensation Committee to satisfy itself that adequate provision has been made for the training, development and continuing education of Management and for the orderly succession of Management.

10.	Reporting and Communication

The Board has the responsibility:

(a)
to verify that the Corporation has in place policies and programs to enable the Corporation to communicate effectively with its shareholders, other stakeholders and the public generally and to facilitate feedback from stakeholders;

(b)	to verify that the financial performance of the Corporation is adequately reported to shareholders, other security holders and regulators on a timely and regular basis;

(c)	to verify that the financial results are reported fairly and in accordance with generally accepted accounting principles and standards;

(d)	to verify the timely reporting of any other developments that have a significant and material impact on the value of the securities of the Corporation; and

(e)	to report annually to shareholders on its stewardship of the affairs of the Corporation for the preceding year.

11.	Monitoring and Acting

The Board has the responsibility:

(a)	to verify that the Corporation operates at all time within applicable laws and regulations to the highest ethical and moral standards;

(b)	to approve and monitor compliance with significant policies and procedures by which the Corporation is operated, including its Code of Business Conduct and Ethics;

(c)	to review and approve recommendations of the Corporate Governance, Human Resources and Compensation Committee to determine criteria for qualification of individuals to be a member of the Board;

(d)	to review and approve the annual budget, annual financing plans, any payment of dividends and new financing;

(e)	to review and approve quarterly financial reports and the annual report;

(f)	to verify that the Corporation sets high environmental standards in its operations and is in compliance with environmental laws and legislation;

(g)	to verify that the Corporation has in place appropriate programs and policies for the health and safety of its employees in the workplace;

(h)	to monitor the Corporation’s progress towards its goals and objectives and to revise and alter its direction through Management in response to changing circumstances;

(i)	to take action when performance falls short of its goals and objectives or when other special circumstances warrant;

(j)
to review and direct Management to establish the necessary processes and procedures to meet the Board’s expectations regarding timely scheduling of Board and Committee meetings, receipt of materials, reports, presentations and other information from Management in a timely and efficient manner, in order to permit the Board to properly carry out its duties and responsibilities;

(k)	to verify that the Corporation has implemented adequate internal control and information systems which ensure the effective discharge of its responsibilities; and

(l)	to determine the advisability, from time to time, of implementing a policy requiring a minimum level of ownership by directors and senior officers in the capital of the Corporation.

D.            General

1.	The Board shall also be responsible for:

(a)	reviewing and assessing this Charter annually and revising it in accordance with the recommendations of the Corporate Governance, Human Resources and Compensation Committee;

(b)
annually evaluate the performance of the Board, Chair of the Board and individual directors in accordance with an evaluation process established by the Board to assess the effectiveness and performance of the Board, committees of the Board and Chair thereof;

(c)
considering the recommendations of the Corporate Governance, Human Resources and Compensation Committee with respect to the Charter of each of the committees of the Board and revising such charters accordingly, as appropriate; and

(d)
performing any other activities consistent with this Charter, the Corporation’s Articles and By-laws and any other governing law and regulation as the Board deems necessary or appropriate in order to carry out its mandate.

2.
This Charter shall not be taken to create a level of duty, or increase the liability of the Corporation, the Board, or any of its directors or Management, beyond that otherwise provided by applicable law.  The systematic identification, management and delegation of the business and affairs of the Corporation contained in this Charter are intended to improve the process of the Corporation’s corporate governance.

COMPOSITION OF THE BOARD

1.	The Board shall be comprised of at least three directors.

2.	Each member of the Committee shall be “independent” as affirmatively determined by the Board, and as defined in the Corporation’s Standards of Independence attached hereto.

3.	At least half of the members of the Board shall be resident Canadians, as that term is defined in the ABCA.

4.	The Chair of the Board shall be appointed annually by the Board to oversee the Board carrying out its responsibilities effectively.

5.	Each member of the Board shall have such skills and abilities appropriate to his or her appointment as a director as shall be determined by the Board.

MEETINGS OF THE BOARD

1.
The Board shall meet at such times and places as designated by the Chair of the Board at least on a quarterly basis, and whenever a meeting is requested by a member of the Board or a senior officer of the Corporation.

2.	Notice of each meeting of the Board shall be given to each member of the Board.

3.	Notice of a meeting of the Board shall:

(a)	be in writing (which may be communicated by electronic facsimile or other communication facilities);

(b)	state the nature of the business to be conducted at the meeting in reasonable detail;

(c)	to the extent practicable, be accompanied by copies of documentation to be considered at the meeting; and

(d)	be given at least 24 hours preceding the time stipulated for the meeting, however, this may be waived by agreement of all members of the Committee in writing.

4.
A quorum for the transaction of business at a meeting of the Board shall consist of a majority of the members of the Board and such quorum of directors may exercise all the powers of the directors, provided that at least half of the directors present at a meeting shall be resident Canadians.

5.
A member of the Board may participate in a meeting of the Board by means of such telephonic, electronic or other communication facilities as permit all persons participating in the meeting to communicate adequately with each other.  A member of the Board participating in the meeting by any such means is deemed to be present at that meeting.

6.
In the absence of the Chair of the Board, the members of the Board shall choose one of the members present at the meeting to be Chair of the meeting and, in the absence of the Secretary of the Corporation, the Board shall choose one of the members of the Board present at the meeting to be the Secretary of the meeting.

7.	Management of the Corporation may attend meetings of the Board, as deemed appropriate by the Board, and shall attend meetings of the Board when requested to do so by the Board.

8.
Minutes shall be kept of all meetings of the Board and shall be signed by the Chair and Secretary of the meeting.  The minutes shall be maintained with the Corporation’s records, shall include copies of all resolutions passed at each meeting, and shall be available for review by members of the Board and Management.

ROLE OF THE CHAIR

1.	The Board shall appoint a Chair of the Board who shall:

(a)	review and approve the agenda for each meeting of the Board and as appropriate, consult with members of Management;

(b)	preside over meetings of the Board; and

(c)	make suggestions and provide feedback from the Board to Management regarding information that is or should be provided to the Board.

COMPTON PETROLEUM CORPORATION
STANDARDS OF INDEPENDENCE

Compton Petroleum Corporation ("Compton" or "the Corporation") has adopted the following standards for determining whether a director is independent within the meaning of applicable Canadian and United States securities laws and the New York Stock Exchange corporate governance rules.

These Standards will be periodically reviewed and may be modified by Compton’s Board of Directors (“the Board”). Except where required by applicable law or the rules of the New York Stock Exchange, the criteria set forth in these standards are not intended to constitute rigid rules that govern the Board’s determination of whether a director is independent from the Corporation or an interpretation of any applicable law, rule or regulation.

To be considered independent for purposes of these standards, the Board must affirmatively determine on an annual basis that the director being reviewed has no direct or indirect material relationship with the Corporation. A “material relationship” is a relationship, which could, in the view of the Corporation’s Board, be reasonably expected to interfere with the exercise of a member’s independent judgment.  In each case, the Board shall consider all relevant facts and circumstances.

Additionally, a director will not be deemed to be independent if:

(a)
the director is, or has been within the last three years, an employee or executive officer of the Corporation, or an immediate family member6 of the director is, or has been within the last three years, an executive officer of the Corporation;

(b)
the director is a current partner or employee of a firm that is the Corporation’s internal or external auditor, or was within the last three years, a partner7 or employee of that firm and personally worked on the Corporation’s audit within that time;

(c)
the director’s spouse, minor child or stepchild, or child or stepchild who shares a home with the director, is a current partner of a firm that is the Corporation’s internal or external auditor, or is a current employee of that firm and participates in its audit, assurance or tax compliance (but not tax planning) practice, or was, within the last three years a partner or employee of that firm and personally worked on the Corporation’s audit within that time;

(d)
the director, or an immediate family member of the director, is or has been within the last three years, an executive officer of an entity on which any of the Corporation’s current executive officers serves or served at that same time on the entity’s compensation committee;

(e)
the director or an immediate family member of the director who is employed as an executive officer of the Corporation has received, during any twelve month period within the last three years, more than $75,000 in direct compensation8 from the Corporation;

(f)
the director is a current employee, or an immediate family member is a current executive officer, of a company that has made payments to, or received payments from, the Corporation for property or services in an amount which, in any of the last three fiscal years, exceeds the greater of $1 million, or 2% of such other Corporation’s consolidated gross revenues;

6 An immediate family member is defined as a director’s spouse, parents, children, siblings, mothers and fathers-in-law, sons and daughters-in-law, brothers and sisters-in-law, and anyone (other than employees of either the director or the director’s immediate family member) who shares the director’s home.
7 A partner does not include a fixed income partner whose interest in the firm that is the internal or external auditor is limited to the receipt of fixed amounts of compensation (including deferred compensation) for prior service with that firm if the compensation is not contingent in any way on continued service.
8 This does not include remuneration for acting as a member of the board or of any board committee, or the receipt of fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service with the Corporation, if the compensation is not contingent in any way on continued service.

(g)
the director accepts, directly or indirectly, any consulting, advisory or other compensatory fee9 from the Corporation or any subsidiary entity of the Corporation, other than as remuneration for acting in the director’s capacity as a member of the board or any board committee, or as a part-time chair or vice-chair of the board or any board committee; or is an affiliated entity of the Corporation or any of its subsidiary entities10.

(h)	the director is an affiliated11 person of the Corporation.

9 Compensatory fees do not include the receipt of fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service with the Corporation if the compensation is not contingent n any way on continued service.
10 The indirect acceptance by a director of any consulting, advisory or other compensatory fee includes acceptance of a fee by: (a) a director’s spouse, minor child or stepchild, or a child or stepchild who shares the director’s home; or (b) an entity in which such director is a partner, member, an officer such as a managing director occupying a comparable position or executive officer, or occupies a similar position (except limited partners, non-managing members and those occupying similar positions who, in each case, have no active role in providing services to the entity) and positions who, in each case, have no active role in providing services to the entity) and which provides accounting, consulting, legal, investment banking or financial advisory services to the Corporation or any subsidiary entity of the Corporation.
11 A person or company is considered to be an affiliated entity of another person or company if:
(a)	one of them controls or is controlled by the other or if both persons or companies are controlled by the same person or company, or
(b)	the person is an individual who is:
(i)	both a director and an employee of an affiliated entity, or
(ii)	an executive officer, general partner or managing member of an affiliated entity.

COMPTON PETROLEUM CORPORATION
TERMS OF REFERENCE FOR THE CHAIR OF THE BOARD

INTRODUCTION

1.
The Board of Directors (the “Board”) has ultimate accountability to the shareholders for the management of the Corporation.  Critical to meeting this accountability are the relationships among the Board, Management, shareholders, relevant stakeholders (which term includes employees, customers, suppliers, regulators, governments, and the communities in which the Corporation operates), and the Directors.

2.
The Chair of the Board, as the presiding Board member, will ensure that these relationships are effective and efficient and that the relationships further the best interests of the Corporation.  In performing this role, the Chair works with the Chief Executive Officer (the “CEO”), manages the affairs of the Board, and together with the committees of the Board, the Directors, the CEO, the Chief Financial Officer, the Corporate Secretary and other senior Management, ensures effective relations with Board members, shareholders, stakeholders and the public.

RESPONSIBILITIES

The Chair of the Board has the responsibility:

(A)	Working With Management

1.	to communicate openly and effectively with the CEO, including helping to review strategies, define issues, maintain accountability and build relationships;

2.	to make the CEO aware of any concerns of the Board, shareholders, or other stakeholders or the public of which the Chair has knowledge;

3.
to lead the Board in monitoring and evaluating the performance of the CEO and senior Management,  the accountability of the CEO, and the implementation of the management succession and development plans by the CEO; and

4.	to work closely with the CEO in order that management strategies, plans and performance matters are presented, as necessary, to the Board, shareholders and relevant stakeholders;

(B)	Managing the Board

1.	to lead the Board in respect of the governance of the Corporation’s businesses and affairs;

2.	to make the Board aware of its obligations to the Corporation, shareholders, Management, relevant stakeholders, and pursuant to law;

3.	to provide leadership to the Board and to assist the Board in reviewing and monitoring the goals, objectives, strategies, policies and directions of the Corporation;

4.	to communicate with the Board to keep it up to date on all major developments including timely discussion of potential developments of relevance to the Corporation;

5.	to oversee that the Board has sufficient information to permit it to properly make major decisions when such decisions are required;

6.	to establish the frequency of Board and Committee meetings and to review such frequency from time to time, as considered appropriate or as requested by the Board;

7.	to co-ordinate the agenda and related events for Board meetings in conjunction with the CEO and the Corporate Secretary;

8.	to chair Board meetings;

9.
to recommend the committees of the Board and their composition, to review the need for, and the performance and suitability of, those committees and to recommend such adjustments as are deemed necessary from time to time, all in conjunction with the CEO and the Governance and Compensation Committee;

10.	to co-ordinate the frequency of, and the agenda for, all committee meetings in conjunction with the committee chairs, the CEO and the Corporate Secretary;

11.
to oversee that Board meetings are conducted in an efficient, effective and focused manner, and to attend committee meetings where requested by a committee chair, or as deemed appropriate by the Chair of the Board, or the Board; and

12.	to review and assess each Director’s attendance, performance and compensation and the size and composition of the Board, all in conjunction with relevant committees of the Board.

(C)	Relations with Shareholders, Other Stakeholders and the Public

1.	to chair meetings of shareholders;

2.
in conjunction with Management and relevant committees, consider appropriate management and Board representation at official functions and meetings with major shareholder groups and other stakeholder groups; and

3.	as requested by the CEO, to undertake public service activities in connection with the Corporation’s charitable, educational and cultural activities.

SCHEDULE D
2007 AMENDED AND RESTATED STOCK OPTION PLAN

1.	Purpose

The purpose of this stock option plan (the “Plan”) is to provide an incentive, in the form of a proprietary interest in Compton Petroleum Corporation (the “Corporation”) to officers, directors, consultants (as defined below) and employees of the Corporation or a subsidiary of the Corporation who are in a position to contribute materially to the successful operation of the business of the Corporation, to increase their interest in the Corporation’s welfare and to provide a means through which the Corporation can attract and retain service providers of outstanding abilities.

2.	Administration

The Plan shall be administered by the board of directors (the “Board”) of the Corporation (or a committee of the Board if so authorized by the Board). The Board may from time to time make grants of options (“Options”) to acquire common shares (“Common Shares”) in the share capital of the Corporation, subject to the terms of the Plan, to such eligible persons and with respect to such number of Common Shares as the Board, in its sole discretion, may determine. The Common Shares to be issued on exercise of the Options shall be from the authorized and unissued share capital of the Corporation.

Subject to the provisions of the Plan, the Board is authorized to interpret the Plan and the grants made under the Plan, to establish, amend and rescind any rules and regulations relating to the Plan and to make all other determinations necessary or advisable for the administration of the Plan. The Board may correct any defect, supply any omission and reconcile any inconsistency in the Plan or in any Option in the manner and to the extent it shall be deemed desirable to carry it into effect. The determinations of the Board in the administration of the Plan, as described herein, shall be final and conclusive.

Each outstanding option granted under any prior stock option plan of the Corporation and that remains outstanding on the effective date of the Plan is hereby deemed to be an Option subject to the terms and provisions of the Plan.

3.	Shares Subject to the Plan

Subject to section 10 hereof, the number of Common Shares with respect to which Options may be granted from time to time pursuant to the Plan shall not exceed a rolling maximum of 10% of the Corporation’s outstanding Common Shares.

4.	Eligibility

(a)
Officers, directors and employees of the Corporation, and its subsidiaries, and persons and companies (collectively “consultants”) engaged to provide management or consulting services to the Corporation or a subsidiary of the Corporation shall be eligible to be selected for grants of Options under the Plan, and any such officer, director, employee or consultant so selected and granted Options is referred to herein as a “Participant” for the purposes of the Plan.

(b)
No officer, director, employee or consultant of the Corporation or its subsidiaries shall be entitled, as a matter of right, to receive Options under the Plan merely by virtue of such officer’s. director’s, employee’s or consultant’s position with the Corporation or any of its subsidiaries.

(c)
Nothing contained in the Plan, or in any Option granted pursuant to the Plan, shall confer on any Participant the right to continue as an officer, director, employee or consultant of the Corporation or of any of its subsidiaries.

(d)
Neither absence nor leave, if approved by the Corporation, nor any transfer of employment between the Corporation and its subsidiaries shall be considered an interruption or termination of the employment of a Participant for any purpose of the Plan.

5.	Granting of Options

Except as hereinafter provided, Options granted pursuant to the Plan shall be subject to the terms and conditions set forth below.

(a)	Price

(i)
The exercise price per Common Share of each Option shall be not less than the “fair market value” (as defined below) of the Common Shares on the trading day immediately preceding the date on which the Option is granted.

(ii)
The “fair market value” shall be the volume weighted average closing price (the “Closing Price”) of the Common Shares on the Toronto Stock Exchange or such other exchange on which the Common Shares arc listed and posted for trading and on which the majority of the trading volume and value of the Common Shares occurs (the “Exchange”) for the five trading days immediately preceding the date (the “Date of Grant”) on which the Option is granted.

(iii)
If at the Date of Grant the Common Shares are not traded on a published exchange, then the fair market value referenced in clause 5(a)(ii) above shall be the price of the most recent private placement of Common Shares.

(b)	Term of Options

(i)
Except as provided herein, the term during which, and the date or dates when, each Option may he exercised shall be determined by the Board, subject to a Blackout Extension Term (as defined below), but in no event shall an Option be exercisable in whole or in part more than 10 years from the Date of Grant.

(ii)
All rights to purchase pursuant to an Option shall, unless sooner terminated and subject to any Blackout Extension Term, expire at the date designated by the Board or upon the tenth anniversary of the date of Grant, whichever is sooner.

(iii)	All Options which are exercised or remain unexercised upon termination or expiry shall revert to the Plan and shall be included in the total number of Options available for issuance under the Plan.

(iv)	The Common Shares underlying an Option may be purchased in whole or in part at any time after such Option becomes vested pursuant to the terms of the applicable Option.

(v)	The Board may, in its sole discretion, accelerate the time at which any Option may be exercised in whole or in part.

(vi)
The term of any Option which expires during or within five trading days after the termination of, a securities trading blackout period, as set out in and imposed under the Corporation’s “Disclosure, Communications and Insider Trading Policy”, as amended from time to time, shall be extended as set forth below (the “Blackout Extension Term”), in order to allow the Participant to exercise such Option:

(A)	for any Option that expires during a blackout period, for a period of 10 trading days from the lifting of the blackout period; and

(B)
for any Option that expires in the five trading day period after the lifting of a blackout period, for a period of 10 trading days less the number of days between the Option expiration date and the date that the blackout period is lifted.

(c)	Limits

(i)
The maximum number of Common Shares which may be reserved for issuance to “insiders” and their “associates” and “affiliates”, as such terms are defined by the Securities Act (Ontario), (collectively, the “Insiders”) under the Plan, and all other security based compensation arrangements of the Corporation, shall be 10% of the total number of Common Shares issued and outstanding at the Date of Grant.

(ii)
The number of Common Shares issued to Insiders, within any one year period under the Plan, and all other security based compensation arrangements of the Corporation, cannot exceed 10% of the total number of Common Shares issued and outstanding at the Date of Grant.

(iii)
The maximum number of Common Shares which may be reserved for issuance pursuant to Options awarded to any one person or company under the Plan in any fiscal year shall not exceed 20% of the total number of Options granted in that fiscal year.

(d)	Ceasing to be a Participant

(i)
Termination and Retirement. If a Participant ceases to be a director, officer or employee of, or consultant to, the Corporation or a subsidiary thereof for any reason (including retirement but excluding death, disability and termination of employment by the Corporation or any subsidiary for cause), then such Participant may, but only within the period of 90 days immediately succeeding such cessation and in no event after the expiration date of such Option, exercise such Option to the extent that such Participant was entitled to exercise such Option at the date of such cessation.

(ii)
Termination for Cause. If the employment or engagement of a Participant to whom an Option was granted is terminated for cause, then all of the rights under any Option granted to such Participant, whether or not vested, shall expire immediately upon the giving to the Participant of notice of such termination.

(iii)
Death. In the event of the death of a Participant while a director, officer or employee of, or consultant to, the Corporation or a subsidiary thereof, any unvested Option shall vest on the day immediately preceding the date of death and the Participant’s legal representative may exercise any unexercised Option at any time within a period of one year immediately succeeding the date of death, but in no event beyond the expiration of such Option.

(iv)
Disability. if a Participant ceases to be a director, officer or employee of, or consultant to. the Corporation or a subsidiary thereof by reason of permanent disability, any unvested Option shall vest on the day immediately preceding the date of cessation and such Participant may exercise any unexercised Option at any time within the period of one year immediately succeeding such date of cessation, but in no event beyond the expiration of such Option.

(e)	No Financial Assistance

The Corporation shall not provide financial assistance to a Participant in connection with the exercise of Options.

6.	Exercise of Option

To exercise an Option, the Participant shall give written notice and full payment to the Corporation in form satisfactory to the Board.

7.	Certificate of Grant

Each Participant granted Options under the Plan shall receive a certificate of grant from the Corporation, substantially in the form of Exhibit 1 hereto, which shall contain such provisions, consistent with the provisions of the Plan, as may be established from time to time by the Board.

8.	Transferability or Assignability of Grants

No grant of Options under the Plan shall be transferable or assignable by a Participant, otherwise than by will or the laws of descent and distribution, during the lifetime of the Participant and such grants may be exercised only by him or by his guardian or legal representative.

9.	Listing and Registration

Each grant of Options shall be subject to the requirement that, if at any time the Board shall determine in its discretion that the listing, registration or qualification of the Common Shares subject to such grant on any exchange or under any provincial, state or federal law, or the consent or approval of any governmental or regulatory body or the shareholders of the Corporation, is necessary or desirable as a condition of, or in connection with, such grant or the issue or purchase of Common Shares thereunder, then no such grant may be exercised in whole or in part unless such listing, registration, qualification, consent or approval shall have been effected and obtained free of any conditions not acceptable to the Board.

10.	Adjustment of and Changes in Shares of the Corporation

In the event of a reorganization, recapitalization, change of shares, share split, spin-off, stock dividends, reclassification, subdivision or combination of shares, merger, arrangement, business combination, consolidation, rights offering, or any other changes in the corporate structure or shares of the Corporation, the Board shall make such adjustments as it deems appropriate in the number and kind of shares authorized by the Plan, in the number and kind of shares covered by grants made under the Plan and in the purchase prices of outstanding Options.

11.	Notice of Sale of All or Substantially All Shares or Assets

If at any time an Option granted pursuant to the Plan is subject to vesting requirements and remains unexercised or an Option remains unexercised with respect to any portion thereof and:

(a)	a general offer to purchase or otherwise acquire all of the issued Common Shares is made by a third party; or

(b)
the Corporation proposes to sell all or substantially all of its assets and undertaking or to merge, amalgamate or be absorbed by or into any other company (save and except for a subsidiary or subsidiaries of the Corporation).

the Corporation shall use its best commercial efforts to give Participants 2l days written notice of the effective date of any offer or proposal, or otherwise as soon as practicable.

Regardless of whether or not a vesting requirement is otherwise in place at the time such notice is given, a Participant may, with respect to any Option granted under this Plan which has not previously been exercised, exercise such Option at any time up to and including (but not after) a date that is 30 days immediately succeeding the closing date of such offer or sale or prior to the close of business on the expiry date of the Option, whichever is earlier. Notwithstanding the foregoing, the Corporation may require the acceleration of the time for the exercise of any such Option and of the time for the fulfillment of any conditions or restrictions on such exercise.

12.	No Rights of Shareholders

Neither the Participant nor his guardian or legal representative shall be, or have any of the rights and privileges of, a shareholder of the Corporation in respect of any Common Shares purchasable upon the exercise of any Option in whole or in part, unless and until such Option has been duly exercised.

13.	Renewal, Amendment and Termination

(a)
For so long as the rules of the Toronto Stock Exchange so require, all unallocated Options will be subject to renewal approval by the holders of the Common Shares at the annual general meeting of such shareholders held in 2010 and at each annual general meeting of such shareholders every three years after such 2010 meeting.

(b)	The Board may amend, suspend or terminate the Plan at any time, provided that no such amendment, suspension or termination may:

(i)	be made without obtaining any required regulatory or shareholder approvals; or

(ii)	adversely affect the rights of any Participant with respect to an Option which has neither expired nor been terminated at the time of any such amendment without the consent of the Participant.

(c)
Subject to paragraph 13(d) of the Plan, the Board may from time to time, by resolution and without approval of the shareholders of the Corporation, make amendments to the Plan or any Option, including but not limited to, the following:

(i)	an amendment to the date upon which an Option may expire, unless the amendment extends the expiry of an Option held by an Insider;

(ii)	an amendment to the exercise date of an Option;

(iii)	an addition to, deletion from or alteration of the Plan or an Option that is necessary to comply with applicable law or the requirements of any regulatory authority or stock exchange;

(iv)	an amendment to correct or rectify any ambiguity, defective provision, error or omission in the Plan or an Option; and

(v)	any other amendment that does not require shareholder approval under paragraph 13(d) of the Plan.

(d)	Approval of the shareholders of the Corporation will be required for the following amendments to the Plan or any Option:

(i)	any increase in the number of Common Shares reserved for issuance under the Plan;

(ii)	any change to the categories of individuals eligible to be selected for grants of Options, where such change may broaden or increase the participation of Insiders under the Plan;

(iii)	the provision of financial assistance to a Participant in connection with the exercise of Options;

(iv)	the addition of a cashless exercise feature, payable in cash or securities which does not provide for a full deduction of the number of underlying Common Shares from the Plan reserve;

(v)	the addition of a deferred or restricted share unit or other provision which results in a Participant being issued Common Shares while no cash consideration is received by the Corporation;

(vi)	any reduction in the purchase price of an Option;

(vii)	any extension of the expiry of an Option, except as otherwise provided herein; and

(viii)	an amendment that would permit Options to be transferable or assignable other than for normal estate settlement purposes.

(e)
For greater certainty, other than the amendments set forth in paragraph 13(d) of the Plan, any other amendment to the Plan or the Options does not require the approval of shareholders of the Corporation.

14.	Governing Law

The Plan shall be interpreted and continued in accordance with the laws in effect in the Province of Alberta.

15.	Effective Date of Plan

The Plan was amended and restated effective May 10, 2007.

EXHIBIT 1
COMPTON PETROLEUM CORPORATION
STOCK OPTION PLAN

Certificate of Grant

Number of Certificate •	Number of Certificate •

This certifies that • [grantee] has been granted an option (the “Option”) pursuant to the stock option plan (the “Plan”) of Compton Petroleum Corporation (the “Corporation”) which was effective •, to purchase • common shares (the “Option Shares”) of the Corporation at a price of • per share subject to the provisions of the Plan, which provisions are incorporated herein by reference. The Option Shares covered by this certificate are exclusive of any other common shares in the capital of the Corporation, which may have been the subject of a previous grant of an option to the same grantee.

The terms of the Option commence • and shall end at the close of business on •, 200• unless sooner ended under the provisions of the Plan.

The Option is subject to the approval of the applicable regulatory authorities and shall not be exercisable until such approval is obtained.

Dated this • day of •, 20•.